Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Years Ended December 31, 2023 and 2022 and

Independent Auditors’ Report

REPRESENTATION LETTER

The entities that are required to be included in the consolidated financial statements of affiliates in accordance with the “Criteria Governing Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises” for the year ended December 31, 2023 are all the same as those included in the consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries prepared in conformity with the International Financial Reporting Standard 10 “Consolidated Financial Statements”. Relevant information that should be disclosed in the consolidated financial statements of affiliates is included in the consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries. Hence, we do not prepare a separate set of consolidated financial statements of affiliates.

Very truly yours,

CHUNGHWA TELECOM CO., LTD.

By /s/ Shui-Yi Kuo
Shui-Yi Kuo
Chairman

February 23, 2024

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Opinion

We have audited the accompanying consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Financial Statement Audit and Attestation Engagements of Certified Public Accountants and the Standards on Auditing of the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2023. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The key audit matter of the consolidated financial statements for the year ended December 31, 2023 is as follows:

Revenue Recognition on Mobile Service

Refer to Notes 3 and 42 to the consolidated financial statements.

The Company’s mobile service revenue consists of subscriber-based charges made up of a significant volume of low-dollar transactions. Because of the complexity and a variety of subscriber-based charges as well as a large number of transactions, the Company uses highly automated systems to process and record its revenue transactions.

Given the Company’s systems to process and record revenue are highly automated, auditing revenue was complex and challenging due to the extent of audit effort required and involvement of professionals with expertise in information technology (IT) necessary for us to identify, test, and evaluate the Company’s IT systems.

Our audit procedures related to the Company’s systems to process revenue transactions included the following, among others:

•	With the assistance of our IT specialists, we:

–

Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls and change management controls.

–	Performed testing of system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to ensure the accuracy and completeness of revenue.

•	We tested manual controls within the relevant revenue business processes, including those in place to reconcile the various systems to the Company’s accounting system.

•	We selected samples from mobile service revenue and agreed to customer contracts and records of cash receipts.

Other Matter

We have also audited the parent company only financial statements of Chunghwa Telecom Co., Ltd. as of and for the years ended December 31, 2023 and 2022, on which we have issued an unmodified opinion.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IFRS, IAS, IFRIC, and SIC endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the audit committee, are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Standards on Auditing of the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Standards on Auditing of the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient and appropriate audit evidence regarding the financial information of entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements for the year ended December 31, 2023, and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partners on the audits resulting in this independent auditors’ report are Yih-Shin Kao and Mei Yen Chiang.

/s/ Yih-Shin Kao	/s/ Mei Yen Chiang

Deloitte & Touche

Taipei, Taiwan

Republic of China

February 23, 2024

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2023 AND 2022

(In Thousands of New Taiwan Dollars)

	2023		2022
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 3, 6 and 37)	$33,823,884	6	$50,192,604	10
Financial assets at fair value through profit or loss (Notes 3, 4 and 7)	904	—	3,953	—
Hedging financial assets (Notes 3 and 20)	—	—	12,891	—
Contract assets (Notes 3 and 29)	6,713,227	1	6,055,343	1
Trade notes and accounts receivable, net (Notes 3, 4, 9 and 29)	24,841,995	5	24,672,473	5
Receivables from related parties (Note 37)	78,089	—	75,061	—
Inventories (Notes 3, 4 and 10)	11,520,765	2	11,316,406	2
Prepayments (Note 11)	2,839,471	1	2,398,608	—
Other current monetary assets (Notes 12, 27 and 37)	20,352,050	4	3,618,902	1
Incremental costs of obtaining contracts (Notes 3 and 29)	210,923	—	—	—
Other current assets (Notes 18, 19, 31 and 38)	2,822,259	1	3,555,423	1

Total current assets	103,203,567	20	101,901,664	20

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Notes 3, 4 and 7)	1,035,701	—	1,020,203	—
Financial assets at fair value through other comprehensive income (Notes 3, 4 and 8)	4,412,343	1	3,491,381	1
Investments accounted for using equity method (Notes 3 and 14)	8,450,199	2	7,155,851	1
Contract assets (Notes 3 and 29)	3,768,645	1	3,136,801	1
Property, plant and equipment (Notes 3, 4, 15, 34, 37 and 38)	292,337,742	56	291,527,910	56
Right-of-use assets (Notes 3, 4, 16 and 37)	11,237,814	2	11,102,549	2
Investment properties (Notes 3, 4 and 17)	9,805,463	2	9,803,861	2
Intangible assets (Notes 3, 4, 18 and 37)	72,726,545	13	79,187,087	15
Deferred income tax assets (Notes 3 and 31)	2,099,439	—	2,196,645	—
Incremental costs of obtaining contracts (Notes 3 and 29)	939,409	—	979,914	—
Net defined benefit assets (Notes 3, 4 and 27)	5,963,259	1	5,265,721	1
Prepayments (Notes 11 and 39)	3,330,583	1	1,728,277	—
Other noncurrent assets (Notes 19, 38 and 39)	4,628,692	1	4,705,624	1

Total noncurrent assets	420,735,834	80	421,301,824	80

TOTAL	$523,939,401	100	$523,203,488	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 21)	$585,000	—	$722,000	—
Hedging financial liabilities (Notes 3 and 20)	44	—	—	—
Contract liabilities (Notes 3, 29 and 39)	14,088,416	3	13,390,439	3
Trade notes and accounts payable (Note 24)	14,395,740	3	16,428,856	3
Payables to related parties (Note 37)	385,089	—	539,194	—
Current tax liabilities (Notes 3 and 31)	4,626,265	1	4,956,465	1
Lease liabilities (Notes 3, 4, 16, 34 and 37)	3,504,990	1	3,338,813	1
Other payables (Notes 25 and 34)	25,256,926	5	25,079,960	5
Provisions (Notes 3 and 26)	337,406	—	226,019	—
Current portion of long-term loans (Notes 22 and 38)	1,600,000	—	—	—
Other current liabilities	983,339	—	1,016,179	—

Total current liabilities	65,763,215	13	65,697,925	13

NONCURRENT LIABILITIES
Long-term loans (Notes 22 and 38)	—	—	1,600,000	—
Bonds payable (Note 23)	30,482,766	6	30,477,357	6
Contract liabilities (Notes 3 and 29)	7,560,352	2	7,674,095	2
Deferred income tax liabilities (Notes 3 and 31)	2,460,509	—	2,300,845	—
Provisions (Notes 3 and 26)	485,267	—	173,033	—
Lease liabilities (Notes 3, 4, 16, 34 and 37)	7,470,191	2	7,333,694	2
Customers’ deposits (Note 37)	5,309,097	1	5,156,700	1
Net defined benefit liabilities (Notes 3, 4 and 27)	2,098,106	—	2,285,224	—
Other noncurrent liabilities	7,405,558	1	6,726,187	1

Total noncurrent liabilities	63,271,846	12	63,727,135	12

Total liabilities	129,035,061	25	129,425,060	25

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 13 and 28)
Common stocks	77,574,465	15	77,574,465	15

Additional paid-in capital	171,289,086	32	171,300,898	32

Retained earnings
Legal reserve	77,574,465	15	77,574,465	15
Special reserve	2,898,503	1	3,083,569	1
Unappropriated earnings	52,618,677	10	51,868,574	10

Total retained earnings	133,091,645	26	132,526,608	26

Others	352,892	—	(223,084)	—

Total equity attributable to stockholders of the parent	382,308,088	73	381,178,887	73
NONCONTROLLING INTERESTS (Notes 13 and 28)	12,596,252	2	12,599,541	2

Total equity	394,904,340	75	393,778,428	75

TOTAL	$523,939,401	100	$523,203,488	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2023 AND 2022

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2023		2022
	Amount	%	Amount	%
REVENUES (Notes 3, 29, 37 and 42)	$223,199,260	100	$216,739,234	100
OPERATING COSTS (Notes 3, 10, 27, 30 and 37)	141,766,718	64	136,717,375	63

GROSS PROFIT	81,432,542	36	80,021,859	37

OPERATING EXPENSES (Notes 3, 9, 27, 30 and 37)
Marketing	23,599,302	10	22,819,067	10
General and administrative	6,801,190	3	6,579,537	3
Research and development	3,891,381	2	3,774,309	2
Expected credit loss	152,067	—	117,070	—

Total operating expenses	34,443,940	15	33,289,983	15

OTHER INCOME AND EXPENSES (Notes 15, 17, 18, 30 and 42)	(635,367)	—	93,013	—

INCOME FROM OPERATIONS	46,353,235	21	46,824,889	22

NON-OPERATING INCOME AND EXPENSES
Interest income (Notes 37 and 42)	617,609	—	249,129	—
Other income (Notes 8, 30 and 37)	381,835	—	368,523	—
Other gains and losses (Notes 30, 36 and 37)	(284,244)	—	(403,784)	—
Interest expense (Notes 16, 30, 37 and 42)	(319,163)	—	(262,738)	—
Share of profits of associates and joint ventures accounted for using equity method (Notes 14 and 42)	243,374	—	452,931	—

Total non-operating income and expenses	639,411	—	404,061	—

INCOME BEFORE INCOME TAX	46,992,646	21	47,228,950	22
INCOME TAX EXPENSE (Notes 3 and 31)	9,002,110	4	9,228,911	4

NET INCOME	37,990,536	17	38,000,039	18

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2023 AND 2022

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2023		2022
	Amount	%	Amount	%
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans (Note 27)	$156,860	—	$1,153,576	—
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 3, 28 and 36)	619,468	—	(136,563)	—
Gain or loss on hedging instruments subject to basis adjustment (Notes 3 and 20)	(12,935)	—	21,177	—
Share of other comprehensive income of associates and joint ventures (Note 14)	6,334	—	2,802	—
Income tax relating to items that will not be reclassified to profit or loss (Note 31)	(31,372)	—	(230,715)	—

	738,355	—	810,277	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(45,743)	—	296,484	—
Share of other comprehensive income (loss) of associates and joint ventures (Note 14)	(23,399)	—	5,961	—

	(69,142)	—	302,445	—

Total other comprehensive income, net of income tax	669,213	—	1,112,722	—

TOTAL COMPREHENSIVE INCOME	$38,659,749	17	$39,112,761	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$36,916,708	17	$36,477,157	17
Noncontrolling interests	1,073,828	—	1,522,882	1

	$37,990,536	17	$38,000,039	18

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2023 AND 2022

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2023		2022
	Amount	%	Amount	%
COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$37,616,527	17	$37,569,082	17
Noncontrolling interests	1,043,222	—	1,543,679	1

	$38,659,749	17	$39,112,761	18

EARNINGS PER SHARE (Note 32)
Basic	$4.76		$4.70

Diluted	$4.75		$4.70

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2023 AND 2022

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent (Notes 13, 20 and 28)
						Others
							Unrealized Gain or Loss on Financial Assets at Fair Value Through Other Comp- rehensive Income
						Exchange Differences Arising from the Translation of the Foreign Operations

			Retained Earnings					Gain or Loss on Hedging Instruments		Non controlling Interests (Notes 13 and 28)
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappro- priated Earnings				Total		Total Equity
BALANCE, JANUARY 1, 2022	$77,574,465	$171,279,625	$77,574,465	$2,675,419	$50,639,022	$(392,276)	$(7,588)	$(8,286)	$379,334,846	$11,927,604	$391,262,450
Appropriation of 2021 earnings
Special reserve	—	—	—	408,150	(408,150)	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(35,746,314)	—	—	—	(35,746,314)	—	(35,746,314)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(1,053,240)	(1,053,240)
Unclaimed dividend	—	1,632	—	—	—	—	—	—	1,632	—	1,632
Change in investments in associates and joint ventures accounted for using equity method	—	(12,719)	—	—	—	—	—	—	(12,719)	(1,491)	(14,210)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	5,153	—	—	—	—	—	—	5,153	9,847	15,000
Net income for the year ended December 31, 2022	—	—	—	—	36,477,157	—	—	—	36,477,157	1,522,882	38,000,039
Other comprehensive income (loss) for the year ended December 31, 2022	—	—	—	—	906,975	281,063	(117,290)	21,177	1,091,925	20,797	1,112,722

Total comprehensive income (loss) for the year ended December 31, 2022	—	—	—	—	37,384,132	281,063	(117,290)	21,177	37,569,082	1,543,679	39,112,761

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	(116)	—	116	—	—	—	—
Share-based payment transactions of subsidiaries	—	27,207	—	—	—	—	—	—	27,207	62,385	89,592
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	110,757	110,757

BALANCE, DECEMBER 31, 2022	77,574,465	171,300,898	77,574,465	3,083,569	51,868,574	(111,213)	(124,762)	12,891	381,178,887	12,599,541	393,778,428
Appropriation of 2022 earnings
Special reserve	—	—	—	(185,066)	185,066	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(36,475,514)	—	—	—	(36,475,514)	—	(36,475,514)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(1,091,670)	(1,091,670)
Unclaimed dividend	—	2,217	—	—	—	—	—	—	2,217	—	2,217
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(21,720)	—	—	—	—	—	—	(21,720)	1,623	(20,097)
Actual acquisition of interests in subsidiaries	—	(4)	—	—	—	—	—	—	(4)	(37)	(41)
Net income for the year ended December 31, 2023	—	—	—	—	36,916,708	—	—	—	36,916,708	1,073,828	37,990,536
Other comprehensive income (loss) for the year ended December 31, 2023	—	—	—	—	123,843	(56,599)	645,510	(12,935)	699,819	(30,606)	669,213

Total comprehensive income (loss) for the year ended December 31, 2023	—	—	—	—	37,040,551	(56,599)	645,510	(12,935)	37,616,527	1,043,222	38,659,749

Share-based payment transactions of subsidiaries	—	7,695	—	—	—	—	—	—	7,695	24,774	32,469
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	18,799	18,799

BALANCE, DECEMBER 31, 2023	$77,574,465	$171,289,086	$77,574,465	$2,898,503	$52,618,677	$(167,812)	$520,748	$(44)	$382,308,088	$12,596,252	$394,904,340

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2023 AND 2022

(In Thousands of New Taiwan Dollars)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$46,992,646	$47,228,950
Adjustments for:
Depreciation	32,955,842	32,785,526
Amortization	6,699,551	6,642,657
Amortization of incremental costs of obtaining contracts	855,754	840,553
Expected credit loss	152,067	117,070
Interest expense	319,163	262,738
Interest income	(617,609)	(249,129)
Dividend income	(167,112)	(157,465)
Compensation cost of share-based payment transactions	8,352	15,513
Share of profits of associates and joint ventures accounted for using equity method	(243,374)	(452,931)
Loss on disposal of property, plant and equipment	573	4,907
Gain on disposal of financial instruments	—	(726)
Provision for impairment loss and obsolescence of inventory	22,962	34,167
Impairment loss on property, plant and equipment	298,891	—
Impairment loss (reversal of impairment loss) on investment properties	335,903	(107,467)
Impairment loss on intangible assets	—	9,547
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	98,460	205,805
Others	(61,876)	254,276
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(1,291,881)	(1,031,379)
Trade notes and accounts receivable	(287,045)	(785,476)
Receivables from related parties	(3,028)	(33,533)
Inventories	(177,321)	(23,164)
Prepayments	(314,051)	1,675
Other current monetary assets	105,747	(164,346)
Other current assets	733,164	(576,643)
Incremental cost of obtaining contracts	(1,026,172)	(832,811)
Increase (decrease) in:
Contract liabilities	584,234	1,990,202
Trade notes and accounts payable	(2,032,909)	(1,630,693)
Payables to related parties	(154,105)	147,836
Other payables	561,873	782,340
Provisions	373,621	(27,626)
Other current liabilities	(14,236)	60,163
Net defined benefit plans	(727,796)	(723,507)

Cash generated from operations	83,980,288	84,587,029

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2023 AND 2022

(In Thousands of New Taiwan Dollars)

	2023	2022
Interests paid	$(313,683)	$(239,357)
Income taxes paid	(9,106,812)	(8,396,824)

Net cash provided by operating activities	74,559,793	75,950,848

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	(304,820)	(19,394)
Proceeds from disposal of financial assets at fair value through other comprehensive income	—	154
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	—	7,184
Acquisition of financial assets at fair value through profit or loss	(133,171)	(360,214)
Proceeds from disposal of financial assets at fair value through profit or loss	—	14,573
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	22,262	65,967
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(45,238,781)	(5,669,860)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	28,577,219	7,310,021
Acquisition of investments accounted for using equity method	(1,555,314)	(52,175)
Proceeds from capital reduction of investments accounted for using equity method	—	340,182
Acquisition of property, plant and equipment	(30,741,309)	(31,534,946)
Proceeds from disposal of property, plant and equipment	19,399	15,743
Acquisition of intangible assets	(237,205)	(1,892,675)
Acquisition of investment properties	(54,081)	(18,333)
Decrease in other noncurrent assets	165,982	235,178
Increase in prepayments for leases	(1,729,118)	—
Interests received	567,842	219,092
Dividends received	467,082	550,310

Net cash used in investing activities	(50,174,013)	(30,789,193)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	2,589,800	1,292,000
Repayments of short-term loans	(2,726,800)	(635,000)
Proceeds from issuance of bonds	—	3,500,000
Payments for transaction costs attributable to the issuance of bonds	—	(4,463)
Increase (decrease) in customers’ deposits	133,793	(221,994)
Payments for the principal of lease liabilities	(3,884,120)	(3,776,965)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2023 AND 2022

(In Thousands of New Taiwan Dollars)

	2023	2022
Increase in other noncurrent liabilities	$679,371	$1,644,277
Cash dividends paid	(36,475,514)	(35,746,314)
Acquisition of additional interests in subsidiaries	(41)	—
Cash dividends distributed to noncontrolling interests	(1,091,670)	(1,053,240)
Change in other noncontrolling interests	42,916	199,836
Unclaimed dividend	2,217	1,632

Net cash used in financing activities	(40,730,048)	(34,800,231)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(24,452)	52,556

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(16,368,720)	10,413,980
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	50,192,604	39,778,624

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$33,823,884	$50,192,604

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2023 AND 2022

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”; Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.) was incorporated on July 1, 1996 in the Republic of China (“ROC”). Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa launched its organizational transformation based on customer-centric structure effective from January 2022. Please refer to Note 42 Segment Information for details.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on February 23, 2024.

3.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”) (collectively, the “Taiwan-IFRS”).

Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values and net defined benefit liabilities (assets) which are measured at the present value of the defined benefit obligations less the fair value of plan assets.

Current and Noncurrent Assets and Liabilities

Current assets include:

a.	Assets held primarily for the purpose of trading;

b.	Assets expected to be realized within twelve months after the reporting period; and

c.	Cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	Liabilities held primarily for the purpose of trading;

b.	Liabilities due to be settled within twelve months after the reporting period; and

c.	Liabilities for which the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as noncurrent.

Light Era Development Co., Ltd. (“LED”) engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items.

Basis of Consolidation

a.	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of Chunghwa and entities controlled by Chunghwa (its subsidiaries).

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Attribution of total comprehensive income to noncontrolling interests

Total comprehensive income of subsidiaries is attributed to the stockholders of the parent and to the noncontrolling interests even if it results in the noncontrolling interests having a deficit balance.

Changes in the Company’s ownership interests in subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to stockholders of the parent.

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership Interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2023	2022	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	a)
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	b)
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100
	Prime Asia Investments Group Ltd. (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	37	37	c)
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	d)
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identity services	69	73	e)
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	51	51

(Continued)

			Percentage of Ownership Interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2023	2022	Note
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	—	100	f)
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	—	100	g)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	—	100	h)
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	i)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	j)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100
	TestPro Investment Co., Ltd. (“TestPro”)	Investment	100	100	k)
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd (“NavCore”)	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	54	54	l)
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	—	100	m)
Prime Asia Investments Group Ltd.	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100
Chunghwa Hsingta Co., Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	—	—	n)

(Continued)

			Percentage of Ownership Interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2023	2022	Note
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.(“IESA”)	Investment	—	100	o)
	IISI Investment Co., Ltd. (“IICL”)	Investment	—	—	p)
	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	100	99.96	q)
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited (“IEHK”)	Investment and technical consulting service	—	100	r)
IISI Investment Co., Ltd.	Leading Tech Co., Ltd. (“LTCL”)	Investment	—	—	p)
Leading Tech Co., Ltd.	Leading Systems Co., Ltd. (“LSCL”)	Investment	—	—	p)

(Concluded)

a)

Chunghwa continues to control seven out of thirteen seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

b)

CHIEF issued new shares in March 2022, December 2022 and December 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.67% and 58.63% as of December 31, 2022 and 2023, respectively.

c)

Chunghwa did not participate in the capital increase of CHST in November 2022. Therefore, the Company’s ownership interest in CHST decreased to 37.09% as of December 31, 2023. However, Chunghwa continues to control three out of five seats of the Board of Directors of CHST. As a result, the Company treated CHST as a subsidiary.

d)	CLPT issued new shares in May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased to 74.56% as of December 31, 2023.

e)

CHTSC issued new shares in February 2022, May 2022, February 2023 and May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased to 73.09% and 69.28% as of December 31, 2022 and 2023, respectively.

f)	SIS reduced 96.26% of its capital to offset accumulated deficits in November 2022. The Company’s ownership interest in SIS remained the same. SIS completed its liquidation in September 2023.

g)	Youyi completed its liquidation in November 2023.

h)

In order to coordinate with financial planning and adjustment of organizational resources, the Board of Directors of SENYOUNG approved the merger with Senaolife. SENYOUNG was the surviving company. The merger was completed on May 1, 2023.

i)

CHIEF has two out of three seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

j)

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

k)	CHPT invested and established TestPro in March 2022. CHPT obtained 100% ownership interest of TestPro.

l)	TestPro invested and established NavCore in May 2022. TestPro obtained 54.25% ownership interest of NavCore.

m)	SIHK completed its liquidation in July 2023.

n)	CTC completed its liquidation in October 2022.

o)	IESA completed its liquidation in September 2023.

p)	IICL, LTCL and LSCL completed liquidation in September 2022.

q)	IISI purchased shares of UTC in August 2023. Therefore, the Company’s ownership interest in UTC increased to 100% as of December 31, 2023.

r)	IEHK completed its liquidation in June 2023.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of December 31, 2023.

Foreign Currencies

In preparing the financial statements of each individual entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations (including those subsidiaries, associates and joint ventures in other countries or currencies used different with Chunghwa) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and attributed to stockholders of the parent and noncontrolling interests as appropriate.

Cash Equivalents

Cash equivalents include those maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value such as commercial paper, negotiable certificates of deposit, time deposits and stimulus vouchers. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Land Consigned to Construction Contractors

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories. Land acquired before construction is classified as land held for development and then reclassified as land held under development after LED begins its construction project.

Upon the completion of the construction project, LED recognizes revenues in the amount of proceeds from customers for land and buildings and related costs when ownership is transferred to the customers. The unsold portion of the completed construction project is transferred to land and building held for sale.

Investments in Associates and Joint Ventures

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. A joint venture is a joint arrangement whereby the Company and other parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments accounted for using the equity method include investments in associates and interests in joint ventures. Under the equity method, an investment in an associate and a joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received. The Company also recognizes its share in changes in the associates and joint ventures.

When the Company subscribes for new shares of an associate and a joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets and liabilities of an associate and a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition is recognized immediately in profit or loss.

The entire carrying amount of an investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date on which its investment ceases to be an associate and a joint venture. Any retained investment is measured at fair value at that date, and the fair value is regarded as the investment’s fair value on initial recognition as a financial asset. The difference between the previous carrying amount of the associate and joint venture attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate and joint venture. The Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate and joint venture on the same basis as would be required had that associate and joint venture directly disposed of the related assets or liabilities.

When the Company transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate and joint venture are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate and joint venture that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Property, plant and equipment in the course of construction are depreciated and classified to the appropriate categories of property, plant and equipment when completed and ready for their intended use.

Depreciation on property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. Freehold land is not depreciated. The estimated useful lives, residual values and depreciation method are reviewed at the end of each year, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

For a transfer from the investment properties to property, plant and equipment, the deemed cost of the property, plant and equipment for subsequent accounting is its carrying amount at the commencement of owner-occupation.

For a transfer from the property, plant and equipment to investment properties, the deemed cost of the investment properties for subsequent accounting is its carrying amount at the end of owner-occupation.

On derecognition of the investment properties, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Goodwill

Goodwill arising from the acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss.

For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units (referred to as “cash-generating unit”) that are expected to benefit from the synergies of the business combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, by comparing its carrying amount, including the attributable goodwill, with its recoverable amount. However, if the goodwill allocated to a cash-generating unit was acquired in a business combination during the current annual period, that unit shall be tested for impairment before the end of the current annual period. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Intangible Assets Other Than Goodwill

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life.

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, they are measured on the same basis as intangible assets that are acquired separately.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss in the period in which the asset is derecognized.

Impairment of Property, Plant and Equipment, Right-of-use Assets, Investment Properties, Intangible Assets Other Than Goodwill and Incremental Costs of Obtaining Contracts

At the end of each reporting period, the Company reviews the carrying amounts of its property, plant and equipment, right-of-use assets, investment properties and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

Impairment loss from the assets related to incremental cost of obtaining contracts is recognized to the extent that the carrying amount of the assets exceeds the remaining amount of consideration that the Company expects to receive in exchange for related goods or services less the costs which relate directly to providing those goods or services.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

1)	Measurement category

a)	Financial assets at fair value through profit or loss (FVTPL)

Financial asset is classified as at FVTPL when the financial asset is mandatorily classified as at FVTPL. Financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at fair value through other comprehensive income (FVOCI).

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend earned on the financial asset. Fair value is determined in the manner described in Note 36.

b)	Financial assets at amortized cost

Financial assets that meet the following conditions are subsequently measured at amortized cost:

i.	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

ii.	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition, financial assets at amortized cost are measured at amortized cost, which equals to gross carrying amount determined by the effective interest method less any impairment loss, except for short-term receivables as the effect of discounting is immaterial. Exchange differences are recognized in profit or loss.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of such financial assets.

c)	Investments in equity instruments at FVOCI

On initial recognition, the Company may make an irrevocable election to designate investments in equity instruments as at FVOCI. Designation at FVOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Investments in equity instruments at FVOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments. Instead, it will be transferred to retained earnings.

Dividends on these investments in equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

2)	Impairment of financial assets and contract assets

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost (including accounts receivable) and contract assets.

The Company recognizes lifetime Expected Credit Loss (ECL) for accounts receivable and contract assets. For all other financial instruments, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Expected credit losses reflect the weighted average of credit losses with the respective risks of a default occurring as the weights. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

The Company recognizes an impairment loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset measured at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

On derecognition of investments in equity instruments at FVOCI in its entirety, the cumulative gain or loss is directly transferred to retained earnings, and it is not reclassified to profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts.

Derivatives are initially measured at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

Hedge Accounting

The Company designates some derivatives instruments as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

The Company discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Provisions

Provisions are measured at the best estimate of the expenditure required to settle the Company’s obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. The provisions for warranties claims are made by management according to the sales agreements which represent the management’s best estimate of the future outflow of economic benefits. The provisions of warranties claims are recognized as operating cost in the period in which the goods are sold. The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts. In assessing whether a contract is onerous, the cost of fulfilling a contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that are related directly to fulfilling contracts.

Revenue Recognition

The Company identifies the performance obligations in the contract with the customers, allocates transaction price to each performance obligation and recognizes revenue when performance obligations are satisfied.

Sales of products are recognized as revenue when the Company delivers products and the customer accepts and controls the product. Except for the consumer electronic products such as mobile devices sold in channel stores which are usually in cash sale, the Company recognizes revenues for sale of other electronic devices and corresponding trade notes and accounts receivable.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), mobile services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms. The usage revenues and corresponding trade notes and accounts receivable are recognized monthly.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are first recognized as contract liabilities and revenues are recognized subsequently over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, internet and data services) and related receivables are accrued monthly, and (c) prepaid services (fixed-line, mobile, internet and data services) are recognized as contract liabilities upon collection considerations from customers and are recognized as revenues subsequently based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated based on their relative stand-alone selling price. The amount of sales revenue recognized for products is not limited to the amount paid by the customer for the products. When the amount of sales revenue recognized for products exceeded the amount paid by the customer for the products, the difference is recognized as contract assets. Contract assets are reclassified to accounts receivable when the amounts become collectible from customers subsequently. When the amount of sales revenue recognized for products was less than the amount paid by the customer for the products, the difference is recognized as contract liabilities and revenues are recognized subsequently when the telecommunications service are provided.

For project business contracts, if a substantial part of the Company’s promise to customers is to manage and coordinate the various tasks and assume the risks of those tasks to ensure the individual goods or services are incorporated into the combined output, they are treated as a single performance obligation since the Company provides a significant integration service. The Company recognizes revenues and corresponding accounts receivable when the project business contract is completed and accepted by customers. For some project contracts, the Company does not create an asset with an alternative use to the Company and has an enforceable right to payment for performance completed to date; therefore, performance obligations are satisfied and revenues are recognized over time.

For service contracts such as maintenance and warranties, customers simultaneously receive and consume the benefits provided by the Company; thus, revenues and corresponding accounts receivable of service contracts are recognized over the related service period.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal if it controls the specified good or service before that good or service is transferred to a customer; otherwise, the Company is acting as an agent. When the Company is acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized as its share of transaction.

Incremental Costs of Obtaining Contracts

Commissions and equipment subsidy related to telecommunications service as a result of obtaining contracts are recognized as an asset under the incremental costs of obtaining contracts to the extent the costs are expected to be recovered and are amortized over the contract period. However, the Company elects not to capitalize the incremental costs of obtaining contracts if the amortization period of the assets that the Company otherwise would have recognized is expected to be one year or less. LED’s commissions for real estate sales as a result of obtaining contracts are recognized as an asset under the incremental costs of obtaining contracts to the extent the costs are expected to be recovered and are amortized when the real estate is sold and its ownership is transferred to the customers.

Leasing

At inception of a contract, the Company assesses whether the contract is, or contains, a lease.

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

The Company recognizes right-of-use assets and lease liabilities for all leases at the commencement date of a lease, except for lease payments for low-value assets are recognized as expenses on a straight-line basis over the lease terms accounted for applying recognition exemption.

Right-of-use assets are initially measured at cost, which comprises the initial measurement of lease liabilities and for lease payments made at or before the commencement date. Right-of-use assets are subsequently measured at cost less accumulated depreciation and accumulated impairment losses and adjusted for any remeasurement of the lease liabilities. Right-of-use assets are presented separately on the consolidated balance sheets.

Right-of-use assets are depreciated using the straight-line basis from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms.

Lease liabilities were initially measured at the present value of the lease payments, which comprise fixed payments, in-substance fixed payments, variable lease payments which depend on an index or a rate. The lease payments are discounted using the interest rate implicit in a lease, if that rate can be readily determined. If such rate cannot be readily determined, the lessee’s incremental borrowing rate is used.

Lease liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term or a change in future lease payments resulting from a change in an index or a rate used to determine those payments, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. The Company accounts for the remeasurement of the lease liability as a result of the decrease of lease scope by decreasing the carrying amount of the right-of-use assets and recognizes in profit or loss any gain or loss on the partial or full termination of the lease. Lease liabilities are presented separately on the consolidated balance sheets.

Variable lease payments not depending on an index or a rate are recognized as expenses in the periods in which they are incurred.

Borrowing Costs

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to government grants and that the grants will be received.

Government grants related to income are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes expenses of the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should construct noncurrent assets are recognized as deferred revenue and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that become receivable as compensation for expenses or losses already incurred are recognized in profit or loss in the period in which they become receivable.

Employee Benefits

a.	Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

b.	Retirement benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and gains or losses on settlements) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising (a) actuarial gains and losses; and (b) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

c.	Other long-term employee benefits

Other long-term employee benefits are accounted for in the same way as the accounting required for defined benefit plan except that remeasurement is recognized in profit or loss.

Share-based Payment Arrangements - Employee Stock Options

The fair value determined at the grant date of the employee share options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of employee stock options that are expected to ultimately vest, with a corresponding increase in additional paid-in capital - employee stock options. If the equity instruments granted vest immediately at the grant date, expenses are recognized in full in profit or loss.

At the end of each reporting period, the Company revises its estimate of the number of employee share options expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to additional paid-in capital - employee stock options.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

a.	Current tax

Income tax payable or recoverable is based on taxable profit or loss for the period determined according to the applicable tax laws of each tax jurisdiction.

According to the Income Tax Act in the ROC, an additional tax of unappropriated earnings is provided for in the year the stockholders approve to retain the earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. A deferred tax liability is not recognized on taxable temporary difference arising from initial recognition of goodwill.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carry forward and unused tax credits from purchases of machinery, equipment and technology and research, and development expenditures, etc. to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Therefore, the Company neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes.

c.	Current and deferred tax

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

4.	MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed by the management on an ongoing basis.

a.	Material accounting judgments

1)	Principal versus agent

The Company’s project agreements are mainly to provide one or more customized equipment or services to customers. In order to fulfill the agreements, another party may be involved in some agreements. The Company considers the following factors to determine whether the Company is a principal of the transaction: whether the Company is the primary obligation provider of the agreements, its exposures to inventory risks and the discretion in establishing prices, etc. The determination of whether the Company is a principal or an agent will affect the amount of revenue recognized by the Company. Only when the Company is acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue.

2)	Control over subsidiaries

As discussed in Note 3, “Summary of Material Accounting Policy Information—Basis of Consolidation”, some entities are subsidiaries of the Company although the Company only owns less than 50% ownership interests in these entities. After considering the Company’s absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other stockholders, and the contractual arrangements between the Company and other investors, potential voting interests and the written agreement between stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities of the entity and therefore the Company has control over these entities.

b.	Key sources of estimation uncertainty and assumption

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

1)	Impairment of trade notes and accounts receivable

The provision for impairment of trade notes and accounts receivable is based on assumptions on probability of default and expected credit loss rates. The Company uses judgment in making these assumptions and in selecting the inputs to the impairment calculation, based on the Company’s past experience, current market conditions as well as forward looking information at the end of each reporting period. For details of the key assumptions and inputs used, see Note 9. Where the actual future cash flows are less than expected, a material impairment loss may arise.

2)	Fair value measurements and valuation processes

For the assets and liabilities measured at fair value without quoted prices in active markets, the Company’s management determines the appropriate valuation techniques for the fair value measurements and whether to engage third party qualified appraisers based on the related regulations and professional judgments.

Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities was disclosed in Note 36. If the actual changes of inputs in the future differ from expectation, the fair value may vary accordingly. The Company updates inputs periodically to monitor the appropriateness of the fair value measurement.

3)	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is calculated as the estimated selling price less the estimated costs necessary to make a sale. Comparison of net realizable value and cost is determined on an item by item basis, except for those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

4)	Impairment of property, plant and equipment, right-of-use assets, investment properties and intangible assets

When an indication of impairment is assessed with objective evidence, the Company considers whether the recoverable amount of an asset is less than its carrying amount and recognizes the impairment loss based on difference between the recoverable amount and its carrying amount. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

5)	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Material Accounting Policy Information—Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

6)	Recognition and measurement of defined benefit plans

Net defined benefit liabilities (assets) and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, employee turnover rate, average future salary increase and etc. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

7)	Lessees’ incremental borrowing rates

In determining a lessee’s incremental borrowing rate used in discounting lease payments, a risk-free rate for relevant duration and the same currency is selected as a reference rate. The lessee’s credit spread adjustments and lease specific adjustments are also taken into account.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC does not have a material impact on the Company’s consolidated financial statements.

b.	The IFRSs endorsed by the FSC for application starting from 2024

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)
Amendments to IFRS 16	Leases Liability in a Sale and Leaseback	January 1, 2024 (Note 2)
Amendments to IAS 1	Classification of Liabilities as Current or Non - current	January 1, 2024
Amendments to IAS 1	Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements	January 1, 2024 (Note 3)

Note 1:	Unless stated otherwise, the above new IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	A seller-lessee shall apply the Amendments to IFRS 16 retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16.

Note 3:	The amendments provide some transition relief regarding disclosure requirements.

The application of the above new, revised or amended standards and interpretations will not have a material impact on the Company’s consolidated financial statements.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
Amendments to IAS 21	Lack of Exchangeability	January 1, 2025 (Note 2)

Note 1:	Unless stated otherwise, the above new IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	An entity shall apply those amendments for annual reporting periods beginning on or after January 1, 2025.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2023	2022
Cash
Cash on hand	$403,536	$471,751
Bank deposits	9,522,341	10,423,195

	9,925,877	10,894,946

Cash equivalents (with maturities of less than three months)
Commercial paper	14,496,056	19,592,233
Negotiable certificates of deposit	5,900,000	15,500,000
Time deposits	3,501,671	4,205,425
Stimulus vouchers	280	—

	23,898,007	39,297,658

	$33,823,884	$50,192,604

The annual yield rates of bank deposits, commercial paper, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

	December 31
	2023	2022
Bank deposits	0.00%~3.10%	0.00%~2.62%
Commercial paper	0.72%~1.33%	0.56%~1.30%
Negotiable certificates of deposit	1.38%	1.20%~1.45%
Time deposits	0.01%~5.50%	0.01%~4.65%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2023	2022
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$483	$3,514
Non-derivatives
Listed stocks - domestic	421	439

	$904	$3,953

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$703,537	$758,312
Non-listed stocks - foreign	88,827	102,648
Limited partnership - domestic	219,032	135,121
Film and drama investing agreements	24,305	24,122

	$1,035,701	$1,020,203

Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600,000 thousand in January 2022. As of December 31, 2023, Chunghwa invested $200,000 thousand.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
December 31, 2023
Forward exchange contracts - buy	NT$/EUR	March 2024	NT$144,936/EUR4,300
December 31, 2022
Forward exchange contracts - buy	NT$/EUR	March 2023	NT$61,746/EUR2,000

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	December 31
	2023	2022
Domestic investments
Listed stocks	$243,649	$272,802
Non-listed stocks	3,733,782	3,084,670
Foreign investments
Non-listed stocks	434,912	133,909

	$4,412,343	$3,491,381

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

The Company disposed of all its investments in UUPON Inc. (UUPON) in December 2022 and the fair value of the disposed investment was $154 thousand.

The related unrealized gains and losses on financial assets at FVOCI were losses of $116 thousand and were transferred from other equity to retained earnings upon the aforementioned disposal in 2022.

The Company recognized dividend income of $167,112 thousand and $157,465 thousand for the years ended December 31, 2023 and 2022, respectively, both of which were from the outstanding investments on December 31, 2023 and 2022, respectively.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2023	2022
Trade notes and accounts receivable	$25,943,635	$26,037,695
Less: Loss allowance	(1,101,640)	(1,365,222)

	$24,841,995	$24,672,473

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicators.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

December 31, 2023

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%-20%	3%-65%	12%-82%	23%-91%	40%-96%	100%
Gross carrying amount	$17,065,909	$346,172	$135,390	$69,909	$47,730	$48,827	$577,604	$18,291,541
Loss allowance (lifetime ECL)	(49,828)	(21,667)	(28,978)	(29,154)	(35,221)	(21,848)	(577,604)	(764,300)

Amortized cost	$17,016,081	$324,505	$106,412	$40,755	$12,509	$26,979	$—	$17,527,241

(Continued)

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,868,984	$101,408	$11,954	$17,535	$1,353	$613	$287,368	$4,289,215
Loss allowance (lifetime ECL)	(2,812)	(16,671)	(1,195)	(5,261)	(676)	(490)	(287,368)	(314,473)

Amortized cost	$3,866,172	$84,737	$10,759	$12,274	$677	$123	$—	$3,974,742

(Concluded)

December 31, 2022

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~20%	3%~64%	11%~80%	25%~90%	45%~96%	100%
Gross carrying amount	$17,162,634	$310,392	$86,500	$32,826	$27,774	$34,127	$599,316	$18,253,569
Loss allowance (lifetime ECL)	(49,644)	(22,309)	(19,806)	(20,927)	(20,085)	(29,244)	(599,316)	(761,331)

Amortized cost	$17,112,990	$288,083	$66,694	$11,899	$7,689	$4,883	$—	$17,492,238

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,797,905	$119,329	$11,424	$53,189	$1,360	$785	$547,269	$4,531,261
Loss allowance (lifetime ECL)	(2,604)	(6,138)	(1,142)	(15,986)	(680)	(628)	(547,269)	(574,447)

Amortized cost	$3,795,301	$113,191	$10,282	$37,203	$680	$157	$—	$3,956,814

Note a:

Please refer to Note 42 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Year Ended December 31
	2023	2022
Beginning balance	$1,365,222	$1,604,835
Add: Provision for credit loss	128,176	108,746
Less: Amounts written off	(391,758)	(348,359)

Ending balance	$1,101,640	$1,365,222

10.	INVENTORIES

	December 31
	2023	2022
Merchandise	$4,340,001	$3,977,853
Project in process	4,771,313	4,859,226
Work in process	73,622	98,712
Raw materials	221,314	279,022

	9,406,250	9,214,813
Land held under development	1,998,733	1,998,733
Construction in progress	115,782	102,860

	$11,520,765	$11,316,406

The operating costs related to inventories were $53,813,963 thousand (including the valuation loss on inventories of $22,962 thousand) and $49,544,267 thousand (including the valuation loss on inventories of $34,167 thousand) for the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023 and 2022, inventories of $2,114,515 thousand and $2,101,593 thousand, respectively, were expected to be realized from the sale after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was mainly developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project. The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021. LED entrusts Land Bank of Taiwan to execute fund control and property right management for the land held under development.

11.	PREPAYMENTS

	December 31
	2023	2022
Prepaid rents	$2,143,336	$2,316,088
Prepayments for leases - satellite (Note 39)	1,729,118	—
Others	2,297,600	1,810,797

	$6,170,054	$4,126,885

Current
Prepaid rents	$580,930	$589,506
Others	2,258,541	1,809,102

	$2,839,471	$2,398,608

Noncurrent
Prepaid rents	$1,562,406	$1,726,582
Prepayments for leases - satellite (Note 39)	1,729,118	—
Others	39,059	1,695

	$3,330,583	$1,728,277

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	December 31
	2023	2022
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	$18,572,579	$1,915,755
Accrued custodial receipts	893,629	815,547
Others	885,842	887,600

	$20,352,050	$3,618,902

The annual yield rates of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2023	2022
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	0.03%~5.54%	0.03%~3.00%

13.	SUBSIDIARIES

a.	Information on subsidiaries with material noncontrolling interests

		Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Principal Place of Business	December 31
		2023	2022
SENAO	Taiwan	72%	72%
CHPT	Taiwan	66%	66%

	Profit Allocated to Noncontrolling Interests		Accumulated Noncontrolling Interests
	Year Ended December 31		December 31
	2023	2022	2023	2022
SENAO	$505,597	$471,454	$4,666,876	$4,592,326

CHPT	$(8,570)	$492,637	4,995,300	5,259,231

Individually immaterial subsidiaries with noncontrolling interests			2,934,076	2,747,984

			$12,596,252	$12,599,541

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	December 31
	2023	2022
Current assets	$6,539,760	$7,249,222
Noncurrent assets	3,293,533	3,211,081
Current liabilities	(2,949,548)	(3,680,470)
Noncurrent liabilities	(458,543)	(459,666)

Equity	$6,425,202	$6,320,167

Equity attributable to the parent	$1,758,326	$1,727,841
Equity attributable to noncontrolling interests	4,666,876	4,592,326

	$6,425,202	$6,320,167

	Year Ended December 31
	2023	2022
Revenues and income	$31,669,823	$31,611,424
Costs and expenses	30,965,225	30,954,539

Profit for the year	$704,598	$656,885

Profit attributable to the parent	$199,001	$185,431
Profit attributable to noncontrolling interests	505,597	471,454

Profit for the year	$704,598	$656,885

Other comprehensive income (loss) attributable to the parent	$(8,891)	$10,512
Other comprehensive income (loss) attributable to noncontrolling interests	(22,659)	26,242

	$(31,550)	$36,754

Total comprehensive income attributable to the parent	$190,110	$195,943
Total comprehensive income attributable to noncontrolling interests	482,938	497,696

	$673,048	$693,639

Net cash flow from operating activities	$1,145,512	$(329,154)
Net cash flow from investing activities	37,005	36,666
Net cash flow from financing activities	(873,254)	(826,206)
Effect of exchange rate changes on cash and cash equivalents	(1)	732

Net cash inflow (outflow)	$309,262	$(1,117,962)

Dividends paid to noncontrolling interests	$408,053	$370,957

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	December 31
	2023	2022
Current assets	$3,773,213	$4,406,032
Noncurrent assets	4,499,182	4,630,788
Current liabilities	(675,326)	(1,051,544)
Noncurrent liabilities	(23,546)	(25,975)

Equity	$7,573,523	$7,959,301

Equity attributable to CHI	$2,578,223	$2,700,070
Equity attributable to noncontrolling interests	4,995,300	5,259,231

	$7,573,523	$7,959,301

	Year Ended December 31
	2023	2022
Revenues and income	$2,941,377	$4,434,662
Costs and expenses	2,938,782	3,678,096

Profit for the year	$2,595	$756,566

Profit attributable to CHI	$11,165	$263,929
Profit (loss) attributable to noncontrolling interests	(8,570)	492,637

Profit for the year	$2,595	$756,566

Other comprehensive income (loss) attributable to CHI	$(1,062)	$4,631
Other comprehensive income (loss) attributable to noncontrolling interests	(2,040)	7,321

	$(3,102)	$11,952

Total comprehensive income attributable to CHI	$10,103	$268,560
Total comprehensive income (loss) attributable to noncontrolling interests	(10,610)	499,958

	$(507)	$768,518

Net cash flow from operating activities	$325,243	$1,400,873
Net cash flow from investing activities	(243,936)	(1,010,681)
Net cash flow from financing activities	(408,520)	(387,845)
Effect of exchange rate changes on cash and cash equivalents	(2,340)	7,496

Net cash inflow (outflow)	$(329,553)	$9,843

Dividends paid to noncontrolling interests	$253,320	$293,204

b.	Equity transactions with noncontrolling interests

IISI purchased shares of UTC in August 2023. Therefore, the Company’s ownership interest in UTC increased.

CHIEF issued new shares in March 2022, December 2022 and December 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased. See Note 33(a) for details.

CHTSC issued new shares in February 2022, May 2022, February 2023 and May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased. See Note 33(b) for details.

CLPT issued new shares in May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased. See Note 33(c) for details.

Chunghwa did not participate in the capital increase of CHST in November 2022. Therefore, the Company’s ownership interest in CHST decreased.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the years ended December 31, 2023 and 2022 were as follows:

	Year Ended December 31, 2023
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	CLPT Share-Based Payment	Purchasing UTC shares
Cash consideration received from (paid to) noncontrolling interests	$8,070	$15,173	$874	$(41)
The proportionate share of the carrying amount of the net assets of the subsidiary transferred from (to) noncontrolling interests	(1,965)	(13,507)	(950)	37

Differences arising from equity transactions	$6,105	$1,666	$(76)	$(4)

Line items for equity transaction adjustments
Additional paid-in capital - arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	$—	$—	$—	$(4)

Additional paid-in capital - arising from changes in equities of subsidiaries	$6,105	$1,666	$(76)	$—

Note: The proceeds from the new shares issued in February 2023 by CHTSC has been received in advance in December 2022.

	Year Ended December 31, 2022
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	Chunghwa Not Proportionately Participating in the Capital Increase of CHST
Cash consideration received from noncontrolling interests	$38,677	$35,402	$15,000
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(16,835)	(30,037)	(9,847)

Differences arising from equity transactions	$21,842	$5,365	$5,153

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$21,842	$5,365	$5,153

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2023	2022
Investments in associates	$8,440,736	$7,146,174
Investment in joint venture	9,463	9,677

	$8,450,199	$7,155,851

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2023	2022
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	$4,293,338	$3,173,309

(Continued)

	Carrying Amount
	December 31
	2023	2022
Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	$1,564,311	$1,395,858
KingwayTek Technology Co., Ltd. (“KWT”)	266,407	267,125
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	542,178	558,532
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	312,800	296,501
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	285,430	246,815
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	257,657	277,776
So-net Entertainment Taiwan Limited (“So-net”)	225,697	228,184
WiAdvance Technology Corporation (“WATC”)	212,101	227,868
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	163,999	173,634
Taiwan International Ports Logistics Corporation (“TIPL”)	121,948	101,078
CHT Infinity Singapore Pte. Ltd. (“CISG”)	56,764	62,948
Imedtac Co., Ltd. (“IME”)	46,880	40,866
Click Force Co., Ltd. (“CF”)	42,637	40,932
AgriTalk Technology Inc. (“ATT”)	30,798	34,738
Baohwa Trust Co., Ltd. (“BHT”)	10,317	13,267
Cornerstone Ventures Co., Ltd. (“CVC”)	7,474	6,743

	4,147,398	3,972,865

	$8,440,736	$7,146,174

(Concluded)

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	December 31
	2023	2022
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	46	42
Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23

(Continued)

	% of Ownership Interests and Voting Rights
	December 31
	2023	2022
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50
So-net Entertainment Taiwan Limited (“So-net”)	30	30
WiAdvance Technology Corporation (“WATC”)	19	20
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
CHT Infinity Singapore Pte. Ltd. (“CISG”)	40	40
Imedtac Co., Ltd. (“IME”)	7	7
Click Force Co., Ltd. (“CF”)	49	49
AgriTalk Technology Inc. (“ATT”)	29	29
Baohwa Trust Co., Ltd. (“BHT”)	25	40
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49

(Concluded)

Summarized financial information of NCB was set out below:

	December 31
	2023	2022
Assets	$37,431,036	$33,540,595
Liabilities	(28,083,960)	(25,882,268)

Equity	$9,347,076	$7,658,327

The percentage of ownership interest held by the Company	46.26%	41.90%
Equity attributable to the Company	$4,323,958	$3,208,839
Unrealized gain or loss from downstream transactions	(30,620)	(35,530)

The carrying amount of investment	$4,293,338	$3,173,309

	Year Ended December 31
	2023	2022
Net revenues (losses)	$10,172	$(47,349)

Net loss for the year	$(968,614)	$(1,004,331)
Other comprehensive income (loss)	14,363	(9,809)

Total comprehensive loss for the year	$(954,251)	$(1,014,140)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Year Ended December 31
	2023	2022
The Company’s share of profits	$646,852	$867,821
The Company’s share of other comprehensive income (loss)	(23,118)	12,873

The Company’s share of total comprehensive income	$623,734	$880,694

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	December 31
	2023	2022
SNI	$4,061,863	$3,299,228

KWT	$987,520	$804,187

The Company’s ownership interest in NCB was originally 41.90%. NCB reduced 26.43% of its capital to offset accumulated deficits and increased its capital in December 2023. The Company increased its investment in NCB in higher proportion to the original shareholder percentage at the price of $1,543,847 thousand. Therefore, the Company’s ownership interest in NCB increased to 46.26% as of December 31, 2023. Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company increased its investment in IME proportionally at the price of $11,467 thousand in December 2023, and the Company’s ownership interest in IME remained the same. The Company invested and obtained 6.74% ownership interest in IME. However, as the Company continues to control one out of five seats of the Board of Directors of IME, the Company has significant influence over IME. Therefore, the Company recognized IME as an investment in associate.

The Company invested $20,000 thousand and obtained 40.00% ownership interest in BHT in March 2022. BHT mainly engages in VR integration and AIoT security services. The Company did not participate in the capital increase of BHT in September 2023. Therefore, the Company’s ownership interest in BHT decreased to 25.00% as of December 31, 2023.

WATC issued new shares in March 2022, October 2022, April 2023, September 2023 and December 2023 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 20.05% and 19.22% as of December 31, 2022 and December 31, 2023, respectively. However, as the Company continues to control one out of three seats of the Board of Directors of WATC, the Company has significant influence over WATC. Therefore, the Company recognized WATC as an investment in associate.

The Company subscribed for all the shares in the capital increase of ATT at the price of $32,175 thousand in November 2022. Therefore, the Company’s ownership interest in ATT increased to 29.33% as of December 31, 2022.

STS reduced its capital in April 2022 and the Company received $340,182 thousand from capital reduction. The Company’s ownership interest in STS remained the same.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI, the Company has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company invested and obtained 49% ownership interest in CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC, the Company has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the audited financial statements.

b.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount		% of Ownership Interests and Voting Rights
	December 31		December 31
Name of Joint Venture	2023	2022	2023	2022
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$9,463	$9,677	51	51

The Company invested and established a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Year Ended December 31
	2023	2022
The Company’s share of loss	$(214)	$(255)
The Company’s share of other comprehensive income	—	—

The Company’s share of total comprehensive loss	$(214)	$(255)

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the audited financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2023	2022
Assets used by the Company	$285,084,900	$285,328,919
Assets subject to operating leases	7,252,842	6,198,991

	$292,337,742	$291,527,910

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2022	$102,644,714	$1,661,628	$71,358,036	$11,217,048	$713,534,222	$3,927,337	$10,808,873	$10,786,149	$925,938,007
Additions	460,000	—	133,496	101,549	149,182	1,217	253,312	30,166,736	31,265,492
Disposal	(3,558)	(6,042)	(6,988)	(807,795)	(18,395,302)	(104,132)	(391,932)	—	(19,715,749)
Effect of foreign exchange differences	—	—	—	143	209,156	183	3,500	19,187	232,169
Others	562,372	19,669	1,045,230	577,932	24,571,065	146,434	793,774	(26,544,575)	1,171,901

Balance on December 31, 2022	$103,663,528	$1,675,255	$72,529,774	$11,088,877	$720,068,323	$3,971,039	$11,467,527	$14,427,497	$938,891,820

Accumulated depreciation and impairment
Balance on January 1, 2022	$—	$(1,441,612)	$(30,577,570)	$(9,632,046)	$(590,533,289)	$(3,698,978)	$(8,205,324)	$—	$(644,088,819)
Depreciation expenses	—	(38,515)	(1,452,152)	(725,191)	(25,653,845)	(77,357)	(753,520)	—	(28,700,580)
Disposal	—	6,042	6,988	807,453	18,382,027	104,132	388,457	—	19,695,099
Effect of foreign exchange differences	—	—	—	(140)	(110,073)	(108)	(2,139)	—	(112,460)
Others	—	—	(240,466)	(3,656)	(42,105)	(417)	(69,497)	—	(356,141)

Balance on December 31, 2022	$—	$(1,474,085)	$(32,263,200)	$(9,553,580)	$(597,957,285)	$(3,672,728)	$(8,642,023)	$—	$(653,562,901)

Balance on January 1, 2022, net	$102,644,714	$220,016	$40,780,466	$1,585,002	$123,000,933	$228,359	$2,603,549	$10,786,149	$281,849,188

Balance on December 31, 2022, net	$103,663,528	$201,170	$40,266,574	$1,535,297	$122,111,038	$298,311	$2,825,504	$14,427,497	$285,328,919

Cost
Balance on January 1, 2023	$103,663,528	$1,675,255	$72,529,774	$11,088,877	$720,068,323	$3,971,039	$11,467,527	$14,427,497	$938,891,820
Additions	98,577	—	35,931	126,872	105,862	2,850	242,670	29,779,901	30,392,663
Disposal	(1,804)	—	(500)	(1,048,837)	(24,877,347)	(112,181)	(418,129)	—	(26,458,798)
Effect of foreign exchange differences	—	—	—	(69)	(5,444)	(43)	(2,116)	31	(7,641)
Others	(874,847)	33,981	(810,422)	877,988	26,143,585	187,996	801,077	(28,270,242)	(1,910,884)

Balance on December 31, 2023	$102,885,454	$1,709,236	$71,754,783	$11,044,831	$721,434,979	$4,049,661	$12,091,029	$15,937,187	$940,907,160

Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,474,085)	$(32,263,200)	$(9,553,580)	$(597,957,285)	$(3,672,728)	$(8,642,023)	$—	$(653,562,901)
Depreciation expenses	—	(33,847)	(1,439,260)	(697,723)	(25,704,138)	(93,597)	(797,307)	—	(28,765,872)
Disposal	—	—	174	1,048,410	24,866,397	112,089	411,756	—	26,438,826
Impairment losses	—	—	—	—	(298,891)	—	—	—	(298,891)
Effect of foreign exchange differences	—	—	—	68	4,503	44	1,326	—	5,941
Others	—	—	418,474	(18,235)	(42,577)	(532)	3,507	—	360,637

Balance on December 31, 2023	$—	$(1,507,932)	$(33,283,812)	$(9,221,060)	$(599,131,991)	$(3,654,724)	$(9,022,741)	$—	$(655,822,260)

Balance on January 1, 2023, net	$103,663,528	$201,170	$40,266,574	$1,535,297	$122,111,038	$298,311	$2,825,504	$14,427,497	$285,328,919

Balance on December 31, 2023, net	$102,885,454	$201,304	$38,470,971	$1,823,771	$122,302,988	$394,937	$3,068,288	$15,937,187	$285,084,900

After the evaluation of certain telecommunications equipment, the Company determined that the recoverable amount of such assets was nil because the telecommunications service provided by 3G network will be discontinued in 2024; therefore, the Company recognized an impairment loss of $298,891 thousand for the year ended December 31, 2023. The aforementioned impairment loss was included in other income and expenses in the statements of comprehensive income.

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the year ended December 31, 2022.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	20~60 years
Other building facilities	3~15 years
Computer equipment	2~8 years
Telecommunications equipment
Telecommunication circuits	2~30 years
Telecommunication machinery and antennas equipment	2~30 years
Transportation equipment	2~10 years
Miscellaneous equipment
Leasehold improvements	1~18 years
Mechanical and air conditioner equipment	3~16 years
Others	1~15 years

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost
Balance on January 1, 2022	$4,808,926	$4,133,989	$8,942,915
Additions	—	196	196
Others	(432,730)	(949,088)	(1,381,818)

Balance on December 31, 2022	$4,376,196	$3,185,097	$7,561,293

Accumulated depreciation and impairment
Balance on January 1, 2022	$—	$(1,691,642)	$(1,691,642)
Depreciation expenses	—	(59,475)	(59,475)
Others	—	388,815	388,815

Balance on December 31, 2022	$—	$(1,362,302)	$(1,362,302)

Balance on January 1, 2022, net	$4,808,926	$2,442,347	$7,251,273

Balance on December 31, 2022, net	$4,376,196	$1,822,795	$6,198,991

Cost
Balance on January 1, 2023	$4,376,196	$3,185,097	$7,561,293
Additions	—	3,979	3,979
Others	548,191	941,955	1,490,146

Balance on December 31, 2023	$4,924,387	$4,131,031	$9,055,418

Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,362,302)	$(1,362,302)
Depreciation expenses	—	(73,417)	(73,417)
Others	—	(366,857)	(366,857)

Balance on December 31, 2023	$—	$(1,802,576)	$(1,802,576)

(Continued)

	Land	Buildings	Total
Balance on January 1, 2023, net	$4,376,196	$1,822,795	$6,198,991

Balance on December 31, 2023, net	$4,924,387	$2,328,455	$7,252,842

(Concluded)

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	December 31
	2023	2022
Year 1	$381,357	$389,376
Year 2	278,903	280,705
Year 3	221,059	211,059
Year 4	175,747	176,548
Year 5	146,035	149,434
Onwards	1,025,127	1,122,237

	$2,228,228	$2,329,359

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35~60 years
Other building facilities	3~15 years

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31
	2023	2022
Land and buildings
Handsets base stations	$7,576,685	$7,175,277
Others	1,754,335	1,726,510
Equipment	1,906,794	2,200,762

	$11,237,814	$11,102,549

	Year Ended December 31
	2023	2022
Additions to right-of-use assets	$4,415,217	$4,369,219

(Continued)

	Year Ended December 31
	2023	2022
Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$2,938,843	$2,862,478
Others	787,112	770,276
Equipment	346,298	348,963

	$4,072,253	$3,981,717

(Concluded)

The Company did not have significant sublease or impairment of right-of-use assets for the year ended December 31, 2023 and 2022.

b.	Lease liabilities

	December 31
	2023	2022
Lease liabilities
Current	$3,504,990	$3,338,813
Noncurrent	7,470,191	7,333,694

	$10,975,181	$10,672,507

Ranges of discount rates for lease liabilities were as follows:

December 31
	2023	2022
Land and buildings
Handsets base stations	0.37%~1.84%	0.37%~1.71%
Others	0.37%~9.00%	0.37%~9.00%
Equipment	0.37%~3.50%	0.37%~2.99%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 37 to the consolidated financial statements for details.

d.	Other lease information

	Year Ended December 31
	2023	2022
Expenses relating to low-value asset leases	$9,064	$8,952

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$7,789	$8,078

Total cash outflow for leases	$4,005,850	$3,869,421

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 15 and 17.

17.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2022	$10,662,596
Additions	18,333
Reclassification	99,100

Balance on December 31, 2022	$10,780,029

Accumulated depreciation and impairment
Balance on January 1, 2022	$(999,958)
Depreciation expense	(43,754)
Reversal of impairment loss	107,467
Reclassification	(39,923)

Balance on December 31, 2022	$(976,168)

Balance on January 1, 2022, net	$9,662,638

Balance on December 31, 2022, net	$9,803,861

Cost
Balance on January 1, 2023	$10,780,029
Additions	54,081
Reclassification	327,724

Balance on December 31, 2023	$11,161,834

Accumulated depreciation and impairment
Balance on January 1, 2023	$(976,168)
Depreciation expense	(44,300)
Impairment loss	(335,903)

Balance on December 31, 2023	$(1,356,371)

(Continued)

Balance on January 1, 2023, net	$9,803,861

Balance on December 31, 2023, net	$9,805,463

(Concluded)

After the evaluation of land and buildings by comparing the recoverable amount which represented the fair value less costs of disposal with the carrying amount, the Company recognized an impairment loss of $335,903 thousand and a reversal of impairment loss of $107,467 thousand for the years ended December 31, 2023 and 2022, respectively The impairment loss and the reversal of impairment loss were included in other income and expenses in the consolidated statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	35~60 years
Other building facilities	4~10 years

The fair values of the Company’s investment properties as of December 31, 2023 and 2022 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2023	2022
Fair value	$24,236,751	$25,328,374

Overall capital interest rate	1.43%~5.51%	1.31%~4.91%
Profit margin ratio	10%~20%	8%~20%
Discount rate	—	—
Capitalization rate	0.23%~2.28%	0.23%~2.16%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	December 31
	2023	2022
Year 1	$168,384	$118,370
Year 2	156,821	99,077
Year 3	134,231	89,821
Year 4	104,567	69,934
Year 5	82,732	43,608
Onwards	435,202	149,168

	$1,081,937	$569,978

18.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2022	$108,338,000	$3,202,901	$291,206	$412,477	$112,244,584
Additions-acquired separately	1,625,431	256,932	—	10,312	1,892,675
Disposal	—	(663,617)	—	(1,008)	(664,625)
Effect of foreign exchange differences	—	167	—	32	199
Others	—	1,452	—	—	1,452

Balance on December 31, 2022	$109,963,431	$2,797,835	$291,206	$421,813	$113,474,285

Accumulated amortization and impairment
Balance on January 1, 2022	$(25,517,753)	$(2,529,941)	$(73,624)	$(178,183)	$(28,299,501)
Amortization expenses	(6,294,525)	(309,800)	—	(38,332)	(6,642,657)
Disposal	—	663,617	—	1,008	664,625
Impairment losses recognized	—	—	—	(9,547)	(9,547)
Effect of foreign exchange differences	—	(110)	—	(8)	(118)

Balance on December 31, 2022	$(31,812,278)	$(2,176,234)	$(73,624)	$(225,062)	$(34,287,198)

Balance on January 1, 2022, net	$82,820,247	$672,960	$217,582	$234,294	$83,945,083

Balance on December 31, 2022, net	$78,151,153	$621,601	$217,582	$196,751	$79,187,087

Cost
Balance on January 1, 2023	$109,963,431	$2,797,835	$291,206	$421,813	$113,474,285
Additions-acquired separately	—	230,810	—	6,395	237,205
Disposal	—	(499,063)	—	(6,377)	(505,440)
Effect of foreign exchange differences	—	(26)	—	4	(22)
Others	—	2,693	—	—	2,693

Balance on December 31, 2023	$109,963,431	$2,532,249	$291,206	$421,835	$113,208,721

Accumulated amortization and impairment
Balance on January 1, 2023	$(31,812,278)	$(2,176,234)	$(73,624)	$(225,062)	$(34,287,198)
Amortization expenses	(6,390,138)	(276,059)	—	(33,354)	(6,699,551)
Disposal	—	499,063	—	6,377	505,440
Effect of foreign exchange differences	—	17	—	(1)	16
Others	—	(883)	—	—	(883)

Balance on December 31, 2023	$(38,202,416)	$(1,954,096)	$(73,624)	$(252,040)	$(40,482,176)

Balance on January 1, 2023, net	$78,151,153	$621,601	$217,582	$196,751	$79,187,087

Balance on December 31, 2023, net	$71,761,015	$578,153	$217,582	$169,795	$72,726,545

Chunghwa’s Board of Directors approved the acquisition of the 900MHz frequency band and equipment from Asia Pacific Telecom Co., Ltd. in November 2021. The aforementioned tax-excluded transaction amount was $1,800,113 thousand included in intangible assets- mobile broadband concession and other assets- spare parts. The transaction was approved by the related authority in May 2022 and completed in July 2022.

The concessions are granted and issued by the National Communications Commission (“NCC”). The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets, except for those assessed as having indefinite useful lives, are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

The Company did not recognize any impairment loss on intangible assets for the year ended December 31, 2023. SENAO evaluated the license agreement and the right of trademark that arose in the acquisition of Youth and its subsidiaries at the end of each year. Due to the competition in the industrial environment, the gross profit margin decreased. SENAO concluded the recoverable amounts of the license agreement and the right of trademark were lower than the carrying amounts and recognized the impairment loss of $9,547 thousand for the year ended December 31, 2022. The aforementioned impairment loss was included in other income and expenses in the consolidated statements of comprehensive income. The recoverable amount of license agreement and right of trademark was measured at the fair value less costs of disposal. The fair value was calculated based on asset approach by reference to the net assets value of Youth.

19.	OTHER ASSETS

	December 31
	2023	2022
Spare parts	$2,232,800	$3,379,837
Refundable deposits	1,994,503	1,964,648
Other financial assets	1,000,000	1,000,000
Others	2,223,648	1,916,562

	$7,450,951	$8,261,047

Current
Spare parts	$2,232,800	$3,379,837
Others	589,459	175,586

	$2,822,259	$3,555,423

Noncurrent
Refundable deposits	$1,994,503	$1,964,648
Other financial assets	1,000,000	1,000,000
Others	1,634,189	1,740,976

	$4,628,692	$4,705,624

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

December 31, 2023

Hedging Instruments	Currency	Notional Amount (In Thousands)	Maturity	Forward Rate	Line Item in Balance Sheet	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge Ineffectiveness
						Asset	Liability
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 23,717 /EUR 700	March 2024	$33.88	Hedging financial assets (liabilities)	$—	$44	$(12,935)

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$12,935	$(44)	$—

December 31, 2022

Hedging Instruments	Currency	Notional Amount (In Thousands)	Maturity	Forward Rate	Line Item in Balance Sheet	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge Ineffectiveness
						Asset	Liability
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 423,024 /EUR 13,350	March 2023	$31.69	Hedging financial assets (liabilities)	$12,891	$—	$21,177

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$(21,177)	$12,891	$—

Year ended December 31, 2023

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(12,935)	$—	—	$36,714	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Year ended December 31, 2022

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$21,177	$—	—	$6,273	$—
				Construction in progress and equipment to be accepted	Other gains and losses

21.	SHORT-TERM LOANS

	December 31
	2023	2022
Unsecured bank loans	$585,000	$722,000

The annual interest rates of bank loans were as follows:

	December 31
	2023	2022
Unsecured bank loans	2.16%~3.36%	1.30%~3.19%

22.	LONG-TERM LOANS

	December 31
	2023	2022
Secured bank loans (Note 38)	$1,600,000	$1,600,000
Less: Current portion	(1,600,000)	—

	$—	$1,600,000

The annual interest rates of bank loans were as follows:

	December 31
	2023	2022
Secured bank loans	1.87%	1.80%

LED obtained a secured loan from Chang Hwa Bank with monthly interest payments. The contract will be due in September 2024.

23.	BONDS PAYABLE

	December 31
	2023	2022
Unsecured domestic bonds	$30,500,000	$30,500,000
Less: Discounts on bonds payable	(17,234)	(22,643)

	$30,482,766	$30,477,357

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above
2022-1 (Sustainable Bond)	—	March 2022 to March 2027	3,500,000	0.69%	The same as above

(Concluded)

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2023	2022
Trade notes and accounts payable	$14,395,740	$16,428,856

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	December 31
	2023	2022
Accrued salary and compensation	$10,441,118	$10,409,299
Accrued compensation to employees and remuneration to directors and supervisors	2,107,392	2,143,523
Payables to contractors	1,990,007	2,571,376
Amounts collected for others	1,543,596	1,596,341
Accrued maintenance costs	1,316,233	1,060,534
Payables to equipment suppliers	1,311,426	1,278,738
Others	6,547,154	6,020,149

	$25,256,926	$25,079,960

26.	PROVISIONS

	December 31
	2023	2022
Employee benefits	$387,082	$64,776
Warranties	237,873	235,308
Onerous contracts	194,651	95,201
Others	3,067	3,767

	$822,673	$399,052

Current	$337,406	$226,019
Noncurrent	485,267	173,033

	$822,673	$399,052

	Employee Benefits	Warranties	Onerous Contracts	Others	Total
Balance on January 1, 2022	$62,833	$213,537	$146,541	$3,767	$426,678
Additional / (reversal of) provisions recognized	2,217	107,714	(51,340)	—	58,591
Used / forfeited during the year	(274)	(85,953)	—	—	(86,227)
Effect of foreign exchange differences	—	10	—	—	10

Balance on December 31, 2022	$64,776	$235,308	$95,201	$3,767	$399,052

Balance on January 1, 2023	$64,776	$235,308	$95,201	$3,767	$399,052
Additional / (reversal of) provisions recognized	323,272	69,495	49,450	(700)	441,517
Used / forfeited during the year	(966)	(66,906)	—	—	(67,872)
Reclassification	—	—	50,000	—	50,000
Effect of foreign exchange differences	—	(24)	—	—	(24)

Balance on December 31, 2023	$387,082	$237,873	$194,651	$3,067	$822,673

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

27.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its domestic subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages. Its foreign subsidiaries would make monthly contributions based on the local pension requirements.

b.	Defined benefit plans

Chunghwa completed its privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

Chunghwa and its subsidiaries SENAO, CHIEF, CHSI, SHE, IISI and UTC with the pension mechanism under the Labor Standards Law in the ROC are considered as defined benefit plans. These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds. According to the Article 56 of the Labor Standards Law in the ROC, entities are required to contribute the difference in one appropriation to their pension funds before the end of next March when the balance of the Funds is insufficient to pay the eligible employees who meet the retirement criteria in the following year.

The amounts included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2023	2022
Present value of funded defined benefit obligations	$30,312,817	$33,599,272
Fair value of plan assets	(34,177,970)	(36,579,769)

Funded status - surplus	$(3,865,153)	$(2,980,497)

Net defined benefit liabilities	$2,098,106	$2,285,224
Net defined benefit assets	(5,963,259)	(5,265,721)

	$(3,865,153)	$(2,980,497)

Movements in the defined benefit obligations and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligations	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Balance on January 1, 2022	$35,501,968	$36,605,382	$(1,103,414)
Current service cost	1,085,437	—	1,085,437
Interest expense / interest income	170,797	181,249	(10,452)

Amounts recognized in profit or loss	1,256,234	181,249	1,074,985

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	2,968,012	(2,968,012)
Actuarial loss recognized from changes in financial assumptions	208,369	—	208,369
Actuarial loss recognized from experience adjustments	1,606,067	—	1,606,067

Amounts recognized in other comprehensive income	1,814,436	2,968,012	(1,153,576)

Contributions from employer	—	1,554,804	(1,554,804)
Benefits paid	(4,729,678)	(4,729,678)	—
Benefits paid directly by the Company	(243,688)	—	(243,688)

Balance on December 31, 2022	33,599,272	36,579,769	(2,980,497)

(Continued)

	Present Value of Funded Defined Benefit Obligations	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)
Current service cost	$1,006,201	$—	$1,006,201
Loss on settlements	461	—	461
Interest expense / interest income	403,351	452,078	(48,727)

Amounts recognized in profit or loss	1,410,013	452,078	957,935

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	308,987	(308,987)
Actuarial gain recognized from changes in demographic assumptions	(99,553)	—	(99,553)
Actuarial loss recognized from experience adjustments	251,680	—	251,680

Amounts recognized in other comprehensive income	152,127	308,987	(156,860)

Contributions from employer	—	1,386,555	(1,386,555)
Benefits paid	(4,549,419)	(4,549,419)	—
Benefits paid directly by the Company	(299,176)	—	(299,176)

Balance on December 31, 2023	$30,312,817	$34,177,970	$(3,865,153)

(Concluded)

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2023	2022
Operating costs	$488,038	$564,616
Marketing expenses	334,135	360,415
General and administrative expenses	77,735	86,182
Research and development expenses	35,290	36,595

	$935,198	$1,047,808

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law in the ROC:

a.	Investment risk

Under the Labor Standards Law in the ROC, the rate of return on assets shall not be lower than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund mainly invested in foreign and domestic equity and debt securities and bank deposits which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

b.	Interest rate risk

The decline in government bond interest rate will increase the present value of the obligation on the defined benefit plan, while the return on plan assets will increase. The net effect on the present value of the obligation on defined benefit plan is partially offset by the return on plan assets.

c.	Salary risk

The calculation of the present value of defined benefit obligations is referred to the plan participants’ future salary. Hence, the increase in plan participants’ salary will increase the present value of the defined benefit obligations.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligations were carried out by the independent actuary.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2023	2022
Discount rates	1.25%	1.25%
Expected rates of salary increase	1.00%~2.25%	1.00%~2.25%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present values of the defined benefit obligations would increase (decrease) as follows:

	December 31
	2023	2022
Discount rates
0.5% increase	$(879,561)	$(995,704)

0.5% decrease	$931,581	$1,055,779

Expected rates of salary increase
0.5% increase	$999,994	$1,129,812

0.5% decrease	$(952,720)	$(1,075,216)

The sensitivity analysis presented above may not be representative of the actual change in the present value of the defined benefit obligations as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated. There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2023	2022
The expected contributions to the plan for the next year	$1,354,959	$1,542,033

The average duration of the defined benefit obligations	6.1~10 years	6.2~11 years

As of December 31, 2023, the Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount
2024	$2,538,297
2025	5,862,971
2026	8,864,465
2027	10,050,942
2028 and thereafter	34,869,063

$62,185,738

28.	EQUITY

a.	Share capital

1)	Common stocks

	December 31
	2023	2022
Number of authorized shares (thousand)	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of December 31, 2023, the outstanding ADSs were 187,337 thousand common stocks, which equaled 18,734 thousand units and represented 2.41% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2023 and 2022 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received or Paid and Carrying Amount of the Subsidiaries’ Net Assets during Actual Disposal or Acquisition	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2022	$147,329,386	$186,391	$2,104,672	$987,611	$23,487	$20,648,078	$171,279,625
Unclaimed dividend	—	—	—	—	1,632	—	1,632
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(12,719)	—	—	—	—	(12,719)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	5,153	—	—	—	5,153
Share-based payment transactions of subsidiaries	—	—	27,207	—	—	—	27,207

Balance on December 31, 2022	147,329,386	173,672	2,137,032	987,611	25,119	20,648,078	171,300,898
Unclaimed dividend	—	—	—	—	2,217	—	2,217
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(21,720)	—	—	—	—	(21,720)
Actual acquisition of interests in subsidiaries	—	—	—	(4)	—	—	(4)
Share-based payment transactions of subsidiaries	—	—	7,695	—	—	—	7,695

Balance on December 31, 2023	$147,329,386	$151,952	$2,144,727	$987,607	$27,336	$20,648,078	$171,289,086

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2022 and 2021 earnings of Chunghwa approved by the stockholders in their meetings on May 26, 2023 and May 27, 2022, respectively, were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2022	For Fiscal Year 2021	For Fiscal Year 2022	For Fiscal Year 2021
Provision for (reversal of) special reserve	$(185,066)	$408,150
Cash dividends	36,475,514	35,746,314	$4.702	$4.608

The appropriations of earnings for 2023 had been proposed by Chunghwa’s Board of Directors on February 23, 2024. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
Reversal of special reserve	$(223,084)
Cash dividends	36,909,931	$4.758

The appropriations of earnings for 2023 are subject to the resolution of the stockholders’ meeting planned to be held on May 31, 2024. Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Year Ended December 31
	2023	2022
Beginning balance	$(124,762)	$(7,588)
Unrealized gain or loss for the year
Equity instruments	641,123	(111,551)
Share of loss of associates and joint ventures accounted for using equity method	4,387	(5,739)
Transferred accumulated gain or loss to unappropriated earnings resulting from the disposal of equity instruments (Note 8)	—	116

Ending balance	$520,748	$(124,762)

(Concluded)

e.	Noncontrolling interests

	Year Ended December 31
	2023	2022
Beginning balance	$12,599,541	$11,927,604
Shares attributed to noncontrolling interests
Net income for the year	1,073,828	1,522,882
Exchange differences arising from the translation of the foreign operations	1,689	20,710
Unrealized gain or loss on financial assets at FVOCI	(21,655)	(25,012)
Remeasurements of defined benefit pension plans	12,370	24,040
Income tax relating to remeasurements of defined benefit pension plans	(2,474)	(4,808)
Share of other comprehensive income of associates and joint ventures accounted for using equity method	(20,536)	5,867
Cash dividends distributed by subsidiaries	(1,091,670)	(1,053,240)
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	1,623	(1,491)
Actual acquisition of interests in subsidiaries	(37)	—
Share-based payment transactions of subsidiaries	24,774	62,385
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	9,847
Net increase in noncontrolling interests	18,799	110,757

Ending balance	$12,596,252	$12,599,541

29.	REVENUES

	Year Ended December 31
	2023	2022
Revenue from contracts with customers	$220,189,688	$214,497,968

Other revenues
Government grants income	1,703,843	1,030,506
Rental income	1,120,067	1,021,709
Others	185,662	189,051

	3,009,572	2,241,266

	$223,199,260	$216,739,234

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Material Accounting Policy Information for details.

a.	Disaggregation of revenue

Please refer to Note 42 Segment Information for details.

b.	Contract balances

	December 31, 2023	December 31, 2022	January 1, 2022
Trade notes and accounts receivable (Note 9)	$24,841,995	$24,672,473	$23,947,107

Contract assets
Products and service bundling	$9,297,181	$7,955,689	$7,197,206
Others	1,205,973	1,255,584	982,688
Less: Loss allowance	(21,282)	(19,129)	(18,080)

	$10,481,872	$9,192,144	$8,161,814

Current	$6,713,227	$6,055,343	$5,554,070
Noncurrent	3,768,645	3,136,801	2,607,744

	$10,481,872	$9,192,144	$8,161,814

Contract liabilities
Telecommunications business	$14,015,949	$14,081,316	$13,143,598
Project business	6,654,364	6,586,384	5,435,268
Advance land receipts (Note 39)	459,697	—	—
Others	518,758	396,834	495,466

	$21,648,768	$21,064,534	$19,074,332

Current	$14,088,416	$13,390,439	$12,234,276
Noncurrent	7,560,352	7,674,095	6,840,056

	$21,648,768	$21,064,534	$19,074,332

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers. Significant changes of contract assets and liabilities recognized resulting from product and service bundling were as follows:

	Year Ended December 31
	2023	2022
Contract assets
Net increase of customer contracts	$7,960,611	$6,933,294
Reclassified to trade receivables	(6,573,622)	(6,148,501)

	$1,386,989	$784,793

Contract liabilities
Net increase of customer contracts	$186,693	$9,161
Recognized as revenues	(172,895)	(4,770)

	$13,798	$4,391

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

Revenue recognized for the year that was included in the contract liability at the beginning of the year was as follows:

	Year Ended December 31
	2023	2022
Telecommunications business	$6,659,874	$6,625,564
Project business	5,290,365	4,066,613
Others	539,436	440,093

	$12,489,675	$11,132,270

c.	Incremental costs of obtaining contracts

	December 31
	2023	2022
Current
Incremental costs of obtaining contracts	$210,923	$—

Noncurrent
Incremental costs of obtaining contracts	$939,409	$979,914

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. LED also believes the commissions paid for obtaining real estate sale contracts are expected to be recoverable; therefore, such costs were capitalized and classified as current by the operating cycle. Amortization expenses for the years ended December 31, 2023 and 2022 were $855,754 thousand and $840,553 thousand, respectively.

d.	Remaining Performance Obligations

As of December 31, 2023, the aggregate amount of transaction price allocated to performance obligations for non-cancellable telecommunications service contracts that are unsatisfied is $35,178,796 thousand. The Company recognizes revenue when service is provided over contract terms. The Company expects to recognize such revenue of $21,180,861 thousand, $10,812,473 thousand and $3,185,462 thousand in 2024, 2025 and 2026, respectively. The variable consideration collected from customers on nonrecurring basis resulting from exceeded usage from monthly fee and revenue recognized for contracts that the Company has a right to consideration from customers in the amount corresponding directly with the value to the customers of the Company’s performance completed to date have been excluded from the disclosure of remaining performance obligations.

As of December 31, 2023, the aggregate amount of transaction price allocated to performance obligations for non-cancellable project business contracts that are unsatisfied is $26,593,016 thousand. The Company recognizes revenues when the project business contract is completed and accepted by customers. The Company expects to recognize such revenue of $8,599,712 thousand, $7,330,568 thousand and $10,662,736 thousand in 2024, 2025 and 2026, respectively. Project business contracts whose expected duration are less than a year have been excluded from the aforementioned disclosure.

30.	NET INCOME

a.	Other income and expenses

	Year Ended December 31
	2023	2022
Loss on disposal of property, plant and equipment, net	$(573)	$(4,907)
Impairment loss on property, plant and equipment	(298,891)	—
Reversal of impairment loss (impairment loss) on investment properties	(335,903)	107,467
Impairment loss on intangible assets	—	(9,547)

	$(635,367)	$93,013

b.	Other income

	Year Ended December 31
	2023	2022
Dividend income	$167,112	$157,465
Rental income	75,660	78,089
Others	139,063	132,969

	$381,835	$368,523

c.	Other gains and losses

	Year Ended December 31
	2023	2022
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	$(98,460)	$(205,805)
Foreign currency exchange loss, net	(116,121)	(185,243)
Gain on disposal of financial instruments, net	—	726
Others	(69,663)	(13,462)

	$(284,244)	$(403,784)

d.	Interest expenses

	Year Ended December 31
	2023	2022
Interest on bonds payable	$167,730	$161,427
Interest on lease liabilities	104,877	75,426
Interest paid to financial institutions	43,851	25,830
Others	2,705	55

	$319,163	$262,738

e.	Impairment loss (reversal of impairment loss)

	Year Ended December 31
	2023	2022
Contract assets	$2,153	$1,049

Trade notes and accounts receivable	$128,176	$108,746

Other receivables	$21,738	$7,275

Inventories	$22,962	$34,167

Property, plant and equipment	$298,891	$—

Investment properties	$335,903	$(107,467)

Intangible assets	$—	$9,547

f.	Depreciation and amortization expenses

	Year Ended December 31
	2023	2022
Property, plant and equipment	$28,839,289	$28,760,055
Right-of-use assets	4,072,253	3,981,717
Investment properties	44,300	43,754
Intangible assets	6,699,551	6,642,657
Incremental costs of obtaining contracts	855,754	840,553

Total depreciation and amortization expenses	$40,511,147	$40,268,736

Depreciation expenses summarized by functions
Operating costs	$30,873,461	$30,734,623
Operating expenses	2,082,381	2,050,903

	$32,955,842	$32,785,526

Amortization expenses summarized by functions
Operating costs	$7,369,535	$7,285,987
Marketing expenses	70,192	76,209
General and administrative expenses	68,173	71,127
Research and development expenses	47,405	49,887

	$7,555,305	$7,483,210

g.	Employee benefit expenses

	Year Ended December 31
	2023	2022
Post-employment benefit
Defined contribution plans	$963,063	$862,200
Defined benefit plans	935,198	1,047,808

	1,898,261	1,910,008

Share-based payment
Equity-settled share-based payment	8,352	15,513

Other employee benefit (Note)	44,304,632	43,746,874

Total employee benefit expenses	$46,211,245	$45,672,395

Summary by functions
Operating costs	$21,858,587	$21,857,680
Operating expenses	24,352,658	23,814,715

	$46,211,245	$45,672,395

Note: Other employee benefit mainly includes salaries, compensation and labor and health insurance expenses, etc.

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income. As of December 31, 2023, the payables of the employees’ compensation and the remuneration to directors were $1,522,481 thousand and $39,797 thousand, respectively. Such amounts have been approved by the Chunghwa’s Board of Directors on February 23, 2024 and will be reported to the stockholders in their meeting planned to be held on May 31, 2024.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2022 and 2021 approved by the Board of Directors on February 24, 2023 and February 23, 2022, respectively, were as follows:

	Cash
	2022	2021
Compensation distributed to the employees	$1,498,374	$1,429,000
Remuneration paid to the directors	39,480	38,552

There was no difference between the initial accrued amounts recognized in 2022 and 2021 and the amounts approved by the Board of Directors in 2023 and 2022 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

31.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2023	2022
Current tax
Current tax expenses recognized for the year	$8,874,640	$8,863,349
Income tax on unappropriated earnings	24,614	31,209
Income tax adjustments on prior years	(127,798)	(141,850)
Others	5,156	7,123

	8,776,612	8,759,831

Deferred tax
Deferred tax expenses recognized for the year	217,280	318,191
Income tax adjustments on prior years	8,218	150,889

	225,498	469,080

Income tax recognized in profit or loss	$9,002,110	$9,228,911

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2023	2022
Income before income tax	$46,992,646	$47,228,950

Income tax expense calculated at the statutory rate	$9,398,529	$9,445,790
Nondeductible income and expenses in determining taxable income	27,836	(19,903)
Tax-exempt income	(5,562)	(8,050)
Income tax on unappropriated earnings	24,614	31,209
Investment credits	(208,581)	(206,815)
Effect of different tax rates of group entities operating in other jurisdictions	(7,375)	(30,878)
Income tax adjustments on prior years	(119,580)	9,039
Others	(107,771)	8,519

Income tax expense recognized in profit or loss	$9,002,110	$9,228,911

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax recognized in other comprehensive income

	Year Ended December 31
	2023	2022
Deferred tax
Remeasurement on defined benefit pension plans	$31,372	$230,715

c.	Current tax assets and liabilities

	December 31
	2023	2022
Current tax assets
Tax refund receivable (included in other current assets—others)	$4,202	$1,553

Current tax liabilities
Income tax payable	$4,626,265	$4,956,465

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2023

	Beginning Balance	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Ending Balance
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$1,514,648	$1,176	$(31,328)	$1,484,496
Allowance for doubtful receivables over quota	183,974	(40,886)	—	143,088
Valuation loss on inventory	104,867	(28,511)	—	76,356
Seniority bonus	5,353	63,887	—	69,240
Impairment loss on assets	—	59,778	—	59,778
Estimated warranty liabilities	47,099	541	—	47,640
Valuation loss on financial assets	23,668	21,746	—	45,414
Valuation loss on onerous contracts	18,353	18,997	—	37,350
Accrued award credits liabilities	11,512	5,035	—	16,547
Deferred revenue	29,355	(14,979)	—	14,376
Share of profit or loss of associates and joint ventures accounted for using equity method	2,059	6,255	—	8,314
Unrealized foreign exchange loss, net	57,863	(55,110)	—	2,753
Others	27,534	(2,926)	—	24,608

	2,026,285	35,003	(31,328)	2,029,960
Loss carryforwards	170,360	(100,881)	—	69,479

	$2,196,645	$(65,878)	$(31,328)	$2,099,439

(Continued)

	Beginning Balance	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Ending Balance
Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$2,114,457	$145,945	$44	$2,260,446
Land value incremental tax	94,986	—	—	94,986
Deferred revenue for award credits	70,102	(3,654)	—	66,448
Intangible assets	20,024	(2,361)	—	17,663
Unrealized foreign exchange gain, net	719	10,747	—	11,466
Others	557	8,943	—	9,500

	$2,300,845	$159,620	$44	$2,460,509

(Concluded)

For the year ended December 31, 2022

	Beginning Balance	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Ending Balance
Deferred income tax assets
Temporary differences
Defined benefit pension plans	$1,744,030	$900	$(230,282)	$1,514,648
Allowance for doubtful receivables over quota	264,797	(80,823)	—	183,974
Valuation loss on inventory	197,071	(92,204)	—	104,867
Unrealized foreign exchange loss, net	1,638	56,225	—	57,863
Estimated warranty liabilities	42,741	4,358	—	47,099
Deferred revenue	48,678	(19,323)	—	29,355
Valuation loss on financial assets	—	23,668	—	23,668
Valuation loss on onerous contracts	26,519	(8,166)	—	18,353
Accrued award credits liabilities	8,935	2,577	—	11,512
Share of profit or loss of associates and joint ventures accounted for using equity method	400,951	(398,892)	—	2,059
Seniority bonus	4,963	390	—	5,353
Others	32,877	(5,343)	—	27,534

	2,773,200	(516,633)	(230,282)	2,026,285
Loss carryforwards	11,806	158,554	—	170,360

	$2,785,006	$(358,079)	$(230,282)	$2,196,645

(Continued)

	Beginning Balance	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Ending Balance
Deferred income tax liabilities
Temporary differences
Defined benefit pension plans	$1,968,873	$145,151	$433	$2,114,457
Land value incremental tax	94,986	—	—	94,986
Deferred revenue for award credits	55,708	14,394	—	70,102
Intangible assets	24,444	(4,420)	—	20,024
Unrealized foreign exchange gain, net	26,606	(25,887)	—	719
Others	18,794	(18,237)	—	557

	$2,189,411	$111,001	$433	$2,300,845

(Concluded)

e.	Unused loss carryforwards and deductible temporary differences for which no deferred tax assets have been recognized in the consolidated balance sheets

	December 31
	2023	2022
Loss carryforwards
Expire in 2023	$—		$24
Expire in 2024	534		770
Expire in 2025	15,223		15,223
Expire in 2026	8,423		8,423
Expire in 2027	2,585		2,585
Expire in 2028	930		930
Expire in 2029	697		697
Expire in 2030	198		198
Expire in 2031	—		—
Expire in 2032	5,097		286
Expire in 2033	13,189		—

	$46,876		$29,136

Investment credits - research and development expenditures Expire in 2025	$7,650	$

Deductible temporary differences	$10,095		$12,743

f.	Information about unused investment credits and loss carryforwards

As of December 31, 2023, information about investment credits—research and development expenditures was as follows:

Remaining Creditable Amount	Expiry Year
$7,650	2025

As of December 31, 2023, information about loss carryforwards was as follows:

Remaining Creditable Amount	Expiry Year
$717	2024
17,336	2025
10,172	2026
2,585	2027
930	2028
1,965	2029
862	2030
1,053	2031
64,184	2032
16,551	2033

$116,355

g.	Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2021, except for 2020. Income tax returns of CHYP, CHSI, CHST, SENAO, ISPOT, Youth, Youyi, Aval, Wiin, SENYOUNG, Senaolife, CHI, CHPT, CHIEF, Unigate, SFD, SHE, CLPT, CHTSC, LED, HHI, IISI and UTC have been examined by the tax authorities through 2021.

h.	Pillar Two Model Rules

The application of the Pillar Two rules does not have a material impact on the Company’s consolidated financial statements. The Company will continue to review the possible impact on the Company’s future financial performance.

32.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2023	2022
Net income used to compute the basic earnings per share
Net income attributable to the parent	$36,916,708	$36,477,157
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(5,106)	(7,370)

Net income used to compute the diluted earnings per share	$36,911,602	$36,469,787

Weighted Average Number of Common Stocks

(Thousand Shares)

	Year Ended December 31
	2023	2022
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	8,299	8,342

Weighted average number of common stocks used to compute the diluted earnings per share	7,765,746	7,765,789

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

33.	SHARE-BASED PAYMENT ARRANGEMENT

a.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2020.09.16	2020.10.26	200.00	$171.70
			(Original price$206.00)
2017.12.18	2018.10.31	50.00	$130.30
			(Original price$147.00)
	2017.12.19	950.00	$124.70
			(Original price$147.00)

Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The Board of Directors of CHIEF resolved to issue stock options on October 26, 2020 and authorized the chairman to decide the grant date. Afterwards, the grant date was decided as November 13, 2020.

The compensation costs for stock options for the years ended December 31, 2023 and 2022 were $4,980 thousand and $8,838 thousand, respectively.

CHIEF modified the plan terms of stock options granted on November 13, 2020 in July 2022 and August 2023; therefore, the exercise price changed from $199.70 to $193.50 and $171.70 per share, respectively. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on October 31, 2018 in July 2022; therefore, the exercise price changed from $134.50 to $130.30 per share. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in July 2022; therefore, the exercise price changed from $128.70 to $124.70 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the years ended December 31, 2023 and 2022 was as follows:

	Year Ended December 31, 2023
	Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	142.25	$193.50
Options exercised	(47.00)	171.70
Options forfeited	(2.25)	—

Options outstanding at end of the year	93.00	171.70

Options exercisable at end of the year	—	—

Weighted average remaining contractual life (years)	1.87

	Year Ended December 31, 2022
	Granted on November 13, 2020		Granted on October 31, 2018		Granted on December 19, 2017
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	194.00	$199.70	10.50	$134.50	213.25	$128.70
Options exercised	(51.00)	193.50	(10.50)	130.30	(213.25)	124.70
Options forfeited	(0.75)	—	—	—	—	—

Options outstanding at end of the year	142.25	193.50	—	—	—	—

Options exercisable at end of the year	0.50	193.50	—	—	—	—

Weighted average remaining contractual life (years)	2.87		0.83		—

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on November 13, 2020	Stock Options Granted on October 31, 2018	Stock Options Granted on December 19, 2017
Grant-date share price (NT$)	$356.00	$166.00	$95.92
Exercise price (NT$)	$206.00	$147.00	$147.00
Dividend yield	—	—	—
Risk-free interest rate	0.18%	0.72%	0.62%
Expected life	5 years	5 years	5 years
Expected volatility	34.61%	16.60%	17.35%
Weighted average fair value of grants (NT$)	$173,893	$33,540	$2,318

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date. The expected volatilities for the options granted from 2017 to 2018 were based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

b.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 and 3,500 stock options on December 20, 2019 and February 20, 2021, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price are both $19.085 per share. The options are granted to specific employees that meet the vesting conditions. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs for stock options for the years ended December 31, 2023 and 2022 were $477 thousand and $5,132 thousand, respectively.

Information about CHTSC’s outstanding stock options for the years ended December 31, 2023 and 2022 was as follows:

	Year Ended December 31, 2023
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	2,343	$19.085	1,083	$19.085
Options exercised	(778)	19.085	(1,002)	19.085
Options forfeited	(46)	—	(41)	—

Options outstanding at end of the year	1,519	19.085	40	19.085

(Continued)

	Year Ended December 31, 2023
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Options exercisable at end of the year	7	19.085	40	19.085
Weighted average remaining contractual life (years)	2.14		0.97

(Concluded)

	Year Ended December 31, 2022
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	3,324	$19.085	3,174	$19.085
Options exercised	(815)	19.085	(2,049)	19.085
Options forfeited	(166)	—	(42)	—

Options outstanding at end of the year	2,343	19.085	1,083	19.085

Options exercisable at end of the year	7	19.085	31	19.085

Weighted average remaining contractual life (years)	3.14		1.97

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on Ferbuary 20, 2021	Stock Options Granted on December 20, 2019
Grant-date share price (NT$)	$23.76	$20.17
Exercise price (NT$)	$19.085	$19.085
Dividend yield	15.18%	12.49%
Risk-free interest rate	0.25%	0.54%
Expected life	5 years	5 years
Expected volatility	47.35%	42.41%
Weighted average fair value of grants (NT$)	$3,350	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

c.	CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690, 600 and 755 stock options on February 26, 2021, May 31, 2022 and September 26, 2023, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are all $16.87 per share. The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options for the year ended December 31, 2023 and 2022 were $2,895 thousand and $1,543 thousand, respectively.

CLPT modified the plan terms of stock options granted on September 26, 2023 in September 2023; therefore, the exercise price changed from $16.87 to $15.30 per share. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on May 31, 2022 in September 2023; therefore, the exercise price changed from $16.87 to $15.30 per share. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on February 26, 2021 in September 2023; therefore, the exercise price changed from $15.90 to $14.40 per share. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the year ended December 31, 2023 and 2022 was as follows:

	Year Ended December 31, 2023
	Granted on September 26, 2023		Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	—	$—	440	$16.87	510	$15.90
Options granted	755	16.87	—	—	—	—
Options exercised	—	—	—	—	(55)	15.90
Options forfeited	—	—	—	—	(15)	—

Options outstanding at end of the year	755	15.30	440	15.30	440	14.40

Options exercisable at end of the year	—	—	—	—	192	14.40

Weighted average remaining contractual life (years)	3.74		2.41		1.16

	Year Ended December 31, 2022
	Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the year	—	$—	550	$15.90
Options granted	600	16.87	—	—
Options forfeited	(160)	—	(40)	—

Options outstanding at end of the year	440	16.87	510	15.90

Options exercisable at end of the year	—	—	—	—

Weighted average remaining contractual life (years)	3.41		2.16

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on September 26, 2023	Stock Options Granted on May 31, 2022	Stock Options Granted on February 26, 2021
Grant-date share price (NT$)	$28.43	$18.66	$17.63
Exercise price (NT$)	$16.87	$16.87	$16.87
Dividend yield	—	—	—
Risk-free interest rate	1.10%	0.98%	0.31%
Expected life	4 years	4 years	4 years
Expected volatility	31.99%	35.76%	35.22%
Weighted average fair value of grants (NT$)	$13,225	$5,665	$4,750

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

34.	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

Investing activities	Year Ended December 31
	2023	2022
Additions of property, plant and equipment	$30,396,642	$31,265,688
Changes in other payables	344,667	269,258

Payments for acquisition of property, plant and equipment	$30,741,309	$31,534,946

Financing Activities

	Balance on January 1,	Cash Flows From Financing	Changes in Non-Cash Transactions		Cash Flows from Operation Activities -	Balance on December 31,
	2023	Activities	New Leases	Others	Interest Paid	2023
Lease liabilities	$10,672,507	$(3,884,120)	$4,415,217	$(123,546)	$(104,877)	$10,975,181

	Balance on January 1,	Cash Flows From Financing	Changes in Non-Cash Transactions		Cash Flows from Operation Activities -	Balance on December 31,
	2022	Activities	New Leases	Others	Interest Paid	2022
Lease liabilities	$10,272,253	$(3,776,965)	$4,369,219	$(116,574)	$(75,426)	$10,672,507

35.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

36.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated.

	December 31
	2023		2022
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Financial liabilities measured at amortized cost
Bonds payable	$30,482,766	$30,468,634	$30,477,357	$30,452,475

The fair value of bonds payable is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

December 31, 2023

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$483	$—	$483
Listed stocks	421	—	—	421
Non-listed stocks	—	—	792,364	792,364
Limited partnership	—	—	219,032	219,032
Film and drama investing agreements	—	—	24,305	24,305

	$421	$483	$1,035,701	$1,036,605

(Continued)

	Level 1	Level 2	Level 3	Total
Financial assets at FVOCI
Listed stocks	$243,649	$—	$—	$243,649
Non-listed stocks	—	—	4,168,694	4,168,694

	$243,649	$—	$4,168,694	$4,412,343

Hedging financial liabilities	$—	$44	$—	$44

(Concluded)

December 31, 2022

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$3,514	$—	$3,514
Listed stocks	439	—	—	439
Non-listed stocks	—	—	860,960	860,960
Limited partnership	—	—	135,121	135,121
Film and drama investing agreements	—	—	24,122	24,122

	$439	$3,514	$1,020,203	$1,024,156

Hedging financial assets	$—	$12,891	$—	$12,891

Financial assets at FVOCI
Listed stocks	$272,802	$—	$—	$272,802
Non-listed stocks	—	—	3,218,579	3,218,579

	$272,802	$—	$3,218,579	$3,491,381

There were no transfers between Levels 1 and 2 for the years ended December 31, 2023 and 2022.

The reconciliations for financial assets measured at Level 3 were listed below:

2023

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2023	$1,020,203	$3,218,579	$4,238,782
Acquisition	133,171	304,820	437,991
Recognized in profit or loss under “Other gains and losses”	(95,411)	—	(95,411)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	648,621	648,621

(Continued)

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Proceeds from capital reduction of the investees and profit distribution	$(22,262)	$(3,326)	$(25,588)

Balance on December 31, 2023	$1,035,701	$4,168,694	$5,204,395

Unrealized gain or loss in 2023	$(95,028)

(Concluded)

2022

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2022	$908,775	$3,157,306	$4,066,081
Acquisition	348,321	16,092	364,413
Disposal	—	(154)	(154)
Recognized in profit or loss under “Other gains and losses”	(215,326)	—	(215,326)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	52,519	52,519
Proceeds from capital reduction of the investees	(21,567)	(7,184)	(28,751)

Balance on December 31, 2022	$1,020,203	$3,218,579	$4,238,782

Unrealized gain or loss in 2022	$(208,809)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments and film and drama investing agreements were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the investments, or using assets approach. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the discount rate would result in increases in the fair values.

	December 31
	2023	2022
Discount for lack of marketability	3.75%~20.00%	14.09%~20.00%
Noncontrolling interests discount	17.01%~25.00%	17.29%~25.00%
Growth rate of long-term revenue	0.19%	0.19%
Discount rate	7.11%~8.20%	7.20%~8.80%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	December 31
	2023	2022
Discount for lack of marketability
5% increase	$(48,599)	$(33,111)

5% decrease	$44,801	$33,111

Noncontrolling interests discount
5% increase	$(21,873)	$(23,794)

5% decrease	$21,873	$23,794

Long-term revenue growth rates
0.1% increase	$35,337	$29,506

0.1% decrease	$(34,666)	$(28,938)

Discount rate
1% increase	$(396,170)	$(329,863)

1% decrease	$488,163	$406,648

Categories of Financial Instruments

	December 31
	2023	2022
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$1,036,605	$1,024,156
Hedging financial assets	—	12,891
Financial assets at amortized cost (Note a)	82,090,521	81,523,688
Financial assets at FVOCI	4,412,343	3,491,381
Financial liabilities
Hedging financial liabilities	44	—
Measured at amortized cost (Note b)	65,466,108	67,451,245

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits, bonds payable and long-term loans (including the current portion) which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

For details about the carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates, please refer to Note 40 Significant Assets and Liabilities Denominated in Foreign Currencies.

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2023	2022
Assets
EUR	$483	$16,405
Liabilities
EUR	(44)	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR and SGD as listed in Note 40.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2023	2022
Profit or loss
Monetary assets and liabilities (a)
USD	$50,708	$75,119
EUR	(30,371)	(39,281)
SGD	(47,190)	(69,186)
RMB	5,819	(40)
Derivatives (b)
EUR	7,306	3,272
Equity
Derivatives (c)
EUR	1,189	21,841

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2023	2022
Fair value interest rate risk
Financial assets	$43,156,022	$41,593,475
Financial liabilities	41,457,947	41,149,864
Cash flow interest rate risk
Financial assets	9,136,207	9,631,079
Financial liabilities	2,185,000	2,322,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $17,378 thousand and $18,273 thousand for the years ended December 31, 2023 and 2022, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $50,591 thousand and $220,617 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the year ended December 31, 2023. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $49,826 thousand and $174,569 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the year ended December 31, 2022.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

December 31, 2023

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$37,930,363	$—	$2,107,392	$5,309,097	$—	$45,346,852
Floating interest rate instruments	1.99	—	15,000	2,170,000	—	—	2,185,000
Fixed interest rate instruments	0.53	—	—	—	25,800,000	4,700,000	30,500,000

		$37,930,363	$15,000	$4,277,392	$31,109,097	$4,700,000	$78,031,852

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,518,419	$4,819,030	$2,356,754	$518,335	$11,212,538

December 31, 2022

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$39,904,488	$—	$2,143,523	$5,156,700	$—	$47,204,711
Floating interest rate instruments	1.79	—	300,000	422,000	1,600,000	—	2,322,000
Fixed interest rate instruments	0.53	—	—	—	21,700,000	8,800,000	30,500,000

		$39,904,488	$300,000	$2,565,523	$28,456,700	$8,800,000	$80,026,711

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,390,348	$4,445,772	$2,142,864	$869,994	$10,848,978

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
December 31, 2023
Gross settled
Forward exchange contracts
Inflow	$—	$169,092	$—	$—	$169,092
Outflow	—	168,653	—	—	168,653

	$—	$439	$—	$—	$439

December 31, 2022
Gross settled
Forward exchange contracts
Inflow	$—	$501,175	$—	$—	$501,175
Outflow	—	484,770	—	—	484,770

	$—	$16,405	$—	$—	$16,405

2)	Financing facilities

	December 31
	2023	2022
Unsecured bank loan facilities
Amount used	$585,000	$722,000
Amount unused	56,191,331	56,861,505

	$56,776,331	$57,583,505

Secured bank loan facilities
Amount used	$1,600,000	$1,600,000
Amount unused	20,000	—

	$1,620,000	$1,600,000

37.	RELATED PARTIES TRANSACTIONS

The ROC Government has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, mobile services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Senao Networks, Inc.	Associate
EnGenius Networks Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
EnRack Technology Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte. Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
PT. CHT Infinity Indonesia	Subsidiary of the Company’s associate, CHT Infinity Singapore Pte. Ltd.
Click Force Co., Ltd.	Associate
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate

(Continued)

Company	Relationship
Imedtac Co., Ltd.	Associate
Baohwa Trust Co., Ltd.	Associate
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
Tsann Kuen Enterprise Co., Ltd.	Substantial related party of SENAO
E-Life Mall Co., Ltd.	Substantial related party of SENAO
Engenius Technologies Co., Ltd.	Substantial related party of SENAO
Cheng Keng Investment Co., Ltd.	Substantial related party of SENAO
Cheng Feng Investment Co., Ltd.	Substantial related party of SENAO
All Oriented Investment Co., Ltd.	Substantial related party of SENAO
Hwa Shun Investment Co., Ltd.	Substantial related party of SENAO
Yu Yu Investment Co., Ltd.	Substantial related party of SENAO
Kangsin Co., Ltd.	Substantial related party of SENAO
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI
Z-Com, Inc.	Investor of significant influence over CHST

(Concluded)

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2023	2022
Associates	$403,166	$416,922
Others	56,871	60,767

	$460,037	$477,689

	Operating Costs and Expenses
	Year Ended December 31
	2023	2022
Associates	$1,322,041	$1,246,744
Others	74,197	79,759

	$1,396,238	$1,326,503

2)	Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2023	2022
Associates	$37,722	$37,014
Others	1,865	1,928

	$39,587	$38,942

3)	Receivables

	December 31
	2023	2022
Associates	$75,994	$70,091
Others	2,095	4,970

	$78,089	$75,061

4)	Payables

	December 31
	2023	2022
Associates	$380,663	$534,515
Others	4,426	4,679

	$385,089	$539,194

5)	Customers’ deposits

	December 31
	2023	2022
Associates	$19,432	$68,942
Others	284	284

	$19,716	$69,226

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2023	2022
Associates	$173,283	$32,477

7)	Acquisition of intangible assets

	Year Ended December 31
	2023	2022
Associates	$—	$677

8)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation in 2021. The Board of Directors of Chunghwa approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, Chunghwa acquired right-of-use asset of $1,124,780 thousand from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	December 31
	2023	2022
Lease liabilities - current	$197,278	$193,805
Lease liabilities - noncurrent	1,602,633	1,760,815

	$1,799,911	$1,954,620

The interest expense recognized for the aforementioned lease liabilities for the years ended December 31, 2023 and 2022 were $8,013 thousand and $8,165 thousand, respectively.

9)	Others

The bank deposits and other financial assets of NCB as of balance sheet dates were as follows:

	December 31
	2023	2022
Bank deposits and other financial assets	$1,132,008	$—

The interest income recognized for the aforementioned bank deposits and other financial assets was $1,058 thousand for the year ended December 31, 2023.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Year Ended December 31
	2023	2022
Short-term employee benefits	$351,719	$359,936
Post-employment benefits	26,167	7,974
Share-based payment	1,240	1,481
Termination benefits	—	237

	$379,126	$369,628

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

38.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans, customs duties of the imported materials, warranties of contract performance or the trust account LED entrusts to Land Bank of Taiwan for fund control and property rights management.

	December 31
	2023	2022
Property, plant and equipment	$2,468,835	$2,402,781
Restricted assets (included in other assets - others)	546,022	131,136

	$3,014,857	$2,533,917

39.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of December 31, 2023 were as follows:

a.	Acquisitions of land and buildings of $49,481 thousand.

b.	Acquisitions of telecommunications-related inventory and equipment of $21,757,730 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other financial assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

f.

Chunghwa signed a contract, the ST-2 Satellite Succession Plan, with Singapore Telecommunications Limited, for a total transaction price of EUR 177,000 thousand and SGD 51,000 thousand. As of December 31, 2023, Chunghwa had paid the amount of EUR 50,445 thousand (classified as prepayments - noncurrent).

g.	LED has signed the land presale contracts amounting to $4,244,486 thousand and has received $459,697 thousand in accordance with the contracts (classified as contract liabilities - current).

40.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	December 31, 2023
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$66,564	30.71	$2,043,834
EUR	1,999	33.98	67,919
SGD	39,515	23.29	920,308
RMB	35,777	4.327	154,806
Non-monetary items
Investments accounted for using equity method
SGD	12,255	23.29	285,430
VND	435,484,544	0.0012	542,178
Liabilities denominated in foreign currencies
Monetary items
USD	33,534	30.71	1,029,674
EUR	19,875	33.98	675,342
SGD	80,039	23.29	1,864,104
RMB	8,880	4.327	38,424

	December 31, 2022
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$76,675	30.71	$2,354,691
EUR	2,740	32.72	89,645
SGD	27,384	22.88	626,538
RMB	8,301	4.408	36,591
Non-monetary items
Investments accounted for using equity method
SGD	10,787	22.88	246,815
VND	434,655,397	0.0013	558,532
Liabilities denominated in foreign currencies
Monetary items
USD	27,753	30.71	852,302
EUR	26,750	32.72	875,256
SGD	87,861	22.88	2,010,250
RMB	8,481	4.408	37,386

The unrealized foreign currency exchange gains and losses were gain of $60,046 thousand and loss of $265,035 thousand for the years ended December 31, 2023 and 2022, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

41.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired or disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investments in Mainland China): Please see Table 6.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 36.

k.	Investments in Mainland China: Please see Table 7.

l.	Intercompany relationships and significant intercompany transactions: Please see Table 8.

m.	Information of main stakeholders: Please see Table 9.

42.	SEGMENT INFORMATION

In response to changes in the operating environment and new business challenges, the Company launched its organizational transformation and redesigned the operational decision-making processes and the performance assessment under the new structure. The aforementioned organizational transformation was effective from January 1, 2022. The Company redefined the reportable segments as “Consumer Business”, “Enterprise Business”, “International Business” and “Others”. The reportable segments are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the chief operating decision maker who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) the type or class of customer for the telecommunications products and services are similar; (b) the nature of the telecommunications products and services are similar; and (c) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
Year ended December 31, 2023
Revenues
From external customers	$137,092,762	$73,005,398	$9,187,648	$3,913,452	$223,199,260
Intersegment revenues	2,626,405	1,013,500	995,374	405,967	5,041,246

Segment revenues	$139,719,167	$74,018,898	$10,183,022	$4,319,419	228,240,506

Intersegment elimination					(5,041,246)

Consolidated revenues					$223,199,260

Segment income before income tax	$28,899,938	$14,358,046	$2,140,747	$1,593,915	$46,992,646

Year ended December 31, 2022
Revenues
From external customers	$132,062,750	$72,152,293	$7,188,697	$5,335,494	$216,739,234
Intersegment revenues	2,166,085	951,518	864,792	348,017	4,330,412

Segment revenues	$134,228,835	$73,103,811	$8,053,489	$5,683,511	221,069,646

Intersegment elimination					(4,330,412)

Consolidated revenues					$216,739,234

Segment income before income tax	$28,515,614	$15,608,640	$1,693,789	$1,410,907	$47,228,950

Other Segment Information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
Year ended December 31, 2023
Share of profits of associates and joint ventures accounted for using equity method	$(135,439)	$29,219	$282,804	$66,790	$243,374

Interest income	$24,875	$57,869	$35,742	$499,123	$617,609

Interest expenses	$185,198	$93,829	$7,788	$32,348	$319,163

Depreciation and amortization	$28,698,662	$9,720,829	$1,354,075	$737,581	$40,511,147

Impairment loss on property, plant and equipment	$248,647	$50,184	$60	$—	$298,891

Impairment loss on investment properties	$—	$—	$—	$335,903	$335,903

Year ended December 31, 2022
Share of profits of associates and joint ventures accounted for using equity method	$(32,511)	$24,275	$315,133	$146,034	$452,931

Interest income	$11,020	$28,273	$7,599	$202,237	$249,129

Interest expenses	$150,875	$83,296	$6,587	$21,980	$262,738

Depreciation and amortization	$28,702,921	$9,713,909	$1,113,039	$738,867	$40,268,736

Reversal of impairment loss on investment properties	$—	$—	$—	$107,467	$107,467

Impairment loss on intangible assets	$9,547	$—	$—	$—	$9,547

Main Products and Service Revenues

	Year Ended December 31
	2023	2022
Consumer Business
Mobile services	$55,137,912	$51,821,044
Fixed-line services	42,574,487	42,766,155
Sales	36,816,056	35,171,564
Others	2,564,307	2,303,987

	137,092,762	132,062,750

Enterprise Business
Fixed-line services	33,967,097	34,536,513
ICT business	24,696,935	24,247,914
Mobile services	9,118,667	8,942,259
Others	5,222,699	4,425,607

	73,005,398	72,152,293

International Business
Fixed-line services	5,389,496	5,063,377
ICT business	2,840,765	1,506,495
Others	957,387	618,825

	9,187,648	7,188,697

Others
Sales	3,033,953	4,553,403
Others	879,499	782,091

	3,913,452	5,335,494

	$223,199,260	$216,739,234

Geographic Information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2023	2022
Taiwan, ROC	$215,265,149	$209,727,262
Overseas	7,934,111	7,011,972

	$223,199,260	$216,739,234

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Japan and Thailand for $3,092,635 thousand and $3,212,396 thousand at December 31, 2023 and 2022, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

Major Customers

As of December 31, 2023, and 2022, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

YEAR ENDED DECEMBER 31, 2023

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$641,463	$300,000	$300,000	$300,000	$—	4.68	$3,207,316	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	641,463	200,000	200,000	200,000	—	3.12	3,207,316	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2023

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2023				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$3,643,592	12	$3,643,592	—
	KKCompany Technologies Inc.	—	Financial assets at FVOCI	2,762	292,416	2	292,416	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	137,202	19.9	137,202	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	17,255	17	17,255	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	5,294	2	5,294	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,362	2	4,362	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL - noncurrent	555,600	513,018	13	513,018	—
	TOP TAIWAN XIV VENTURE CAPITAL CO., LTD.	—	Financial assets at FVTPL - noncurrent	20,000	190,519	9	190,519	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL - noncurrent	—	73,279	4	73,279	—
	Limited partnership
	Taiwania Capital Buffalo Fund VI, L.P.	—	Financial assets at FVTPL - noncurrent	—	182,678	10	182,678	—
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	9,969	9	9,969	—
CHIEF Telecom Inc.	Stocks
	WPG Holdings Limited	—	Financial assets at FVOCI	2,102	98,793	—	98,793	Note 2
	WT Microelectronics Co., Ltd.	—	Financial assets at FVOCI	361	16,480	—	16,480	Note 2
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	1,147	10	1,147	—
	WPG Holdings Limited	—	Financial assets at FVTPL - current	9	421	—	421	Note 2
Chunghwa Investment Co., Ltd.	Stocks
	PChome Online Inc.	—	Financial assets at FVOCI	1,875	82,889	1	82,889	Note 2
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,309	45,487	6	45,487	Note 2
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	44,724	11	44,724	—
	ioNetworks Inc.	—	Financial assets at FVOCI	107	12,733	2	12,733	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Limited partnership
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL - noncurrent	—	36,354	3	36,354	—
CHT Security Co., Ltd.	Stocks
	TXOne Networks Inc.	—	Financial assets at FVTPL - noncurrent	91	15,548	—	15,548	—

Note 1: Showed at carrying amounts with fair value adjustments.

Note 2: Fair value was based on the closing price on the last trading day of the reporting period.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2023

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value	Gain on Disposal	Shares (Thousands/ Thousand Units)	Amount
Chunghwa Telecom Co., Ltd.	Stocks
	Next Commercial Bank Co., Ltd.	Investments accounted for using equity method	—	Associate	419,000	$4,190,000 (Note 1)	154,385	$1,543,847	110,742 (Note 2)	$—	$—	$—	462,643	$5,733,847 (Note 1)

Note 1: Showing at the original investment amounts without adjustments for investment income or loss and other comprehensive income accounted for using equity method.

Note 2: The investee company reduced its capital to offset accumulated deficits.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2023

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes /Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Note 4)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 2 and 4)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$4,419,423	2	30 days	$—	—	$200,422	1
			Purchase	889,054	1	30~90 days	—	—	(892,561)	(6)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	437,814	—	30 days	—	—	—	—
	CHIEF Telecom Inc.	Subsidiary	Sales	483,027	—	30 days	—	—	60,653	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	1,405,769	1	30 days	—	—	(703,045)	(5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Subsidiary	Purchase	188,904	—	30 days	—	—	(60,340)	—
	Honghwa International Co., Ltd.	Subsidiary	Sales	213,294	—	30~60 days	—	—	3,871	—
			Purchase	7,161,736	6	30~60 days	—	—	(1,241,480)	(8)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	171,988	—	30 days	—	—	40,200	—
			Purchase	537,297	—	90 days	—	—	(130,971)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Sales	168,479	—	90 days	—	—	76,507	—
			Purchase	316,708	—	90 days	—	—	(69,710)	—
	CHT Security Co., Ltd.	Subsidiary	Purchase	458,395	—	30 days	—	—	(101,083)	(1)
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Purchase	200,142	—	30 days	—	—	(198,429)	(1)
	International Integrated Systems, Inc.	Subsidiary	Purchase	523,607	—	30 days	—	—	(144,623)	(1)
	Senyoung Insurance Agent Co., Ltd.	Subsidiary	Sales	144,448	—	90 days	—	—	36,881	—
	Next Commercial Bank Co., Ltd.	Associate	Sales	124,998	—	30~60 days	—	—	4,154	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	881,589	1	30~90 days	—	—	(295,597)	(2)
	WiAdvance Technology Corporation	Associate	Purchase	105,550	—	60 days	—	—	(3,927)	—
	KingwayTek Technology Co., Ltd.	Associate	Purchase	118,737	—	30 days	—	—	(21,395)	—
Senao International Co., Ltd.	Aval Technologies Co., Ltd.	Subsidiary	Sales	407,324	1	60 days	—	—	18,737	1
			Purchase	191,608	1	30 days	—	—	(6,031)	—
CHIEF Telecom Inc.	So-net Entertainment Taiwan Limited	Associate	Sales	143,085	5	30 days	—	—	24,361	11
Aval Technologies Co., Ltd.	Youth Co., Ltd.	Fellow subsidiary	Sales	103,983	—	30 days	—	—	858	—
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	Sales	258,535	9	90 days	—	—	87,497	15

Note 1: Purchases include costs to acquire services.

Note 2: Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 3: Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4: All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2023

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$369,162 (Note 2)	10.74	$—	—	$93,361	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,016,594 (Note 2)	8.15	—	—	189,841	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	703,045 (Note 2)	3.47	—	—	382,623	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,251,519 (Note 2)	6.89	—	—	253,994	—
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	101,049 (Note 2)	4.25	—	—	61,094	—
International Integrated Systems, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	144,623 (Note 2)	6.55	—	—	107,392	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	130,971 (Note 2)	7.36	—	—	89,945	—
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	198,381 (Note 2)	9.54	—	—	192,905	—
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	87,497 (Note 2)	4.06	—	—	8,940	—

Note 1: Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2: The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2023

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2023			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2023	December 31, 2022	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,751,047	$705,677	$190,662	Subsidiary (Notes 3 and 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,831,897	9,978	11,050	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	691,163	178,590	100	765,986	60,659	60,659	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,182,985	219,513	219,585	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	694,245	37,870	7,052	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	43,368	56	2,161,121	921,112	529,458	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,055,678	390	503	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd.	British Virgin Islands	Investment	385,274	385,274	1	100	167,441	7,632	7,632	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	752,695	473,167	461,064	Subsidiary (Notes 3 and 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	207,797	23,305	23,676	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	74,041	(27,098)	(27,098)	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	708,711	113,316	113,392	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	69	466,165	269,509	181,426	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	122,556	6,961	6,961	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	164,793	37,740	21,150	Subsidiary (Note 5)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	167,628	42,509	31,732	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	82,314	17,938	11,945	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	155,873	40,503	40,503	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	37	(7,722)	(13,324)	(5,505)	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	517,423	517,423	37,211	51	663,066	168,655	95,518	Subsidiary (Note 5)
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	542,178	335,738	100,722	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	312,800	197,896	86,631	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2023

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2023			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2023	December 31, 2022	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	$67,025	$67,025	4,438	30	$163,999	$(34,743)	$(10,423)	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	225,697	(5,609)	(1,683)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	11,563	23	266,407	60,948	13,993	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	121,948	129,253	34,470	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	257,657	(22,272)	(11,136)	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	7,474	1,492	731	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	5,733,847	4,190,000	462,643	46	4,293,338	(968,614)	(403,264)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	9,463	(420)	(214)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	273,800	3,700	19	212,101	(50,275)	(16,140)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	1,564,311	828,373	279,930	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	—	2,046,143	—	—	—	506	506	Subsidiary (Notes 5 and 6)
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	169,391	(2,969)	(10,953)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	12,555	100	137,461	7,898	7,901	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	8,909	100	127,250	26,433	26,433	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,333	120	120	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	111,583	10,085	10,085	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	21,309	21,309	943	38	285,430	483,704	184,438	Associate
	CHT Infinity Singapore Pte. Ltd.	Singapore	Investment business	55,720	55,720	2,000	40	56,764	(5,355)	(2,142)	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,578,223	32,601	11,166	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,286	3	105,843	921,112	27,040	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	45,607	705,677	2,735	Associate (Note 5)
	AgriTalk Technology Inc.	Taiwan	Providing smart agricultural solutions, scientific agricultural product, biological inhibitor, and biochips	65,175	65,175	3,300	29	30,798	(14,784)	(3,940)	Associate
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	59,467	48,000	1,189	7	46,880	(64,615)	(5,495)	Associate
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	74,192	74,192	2,600	100	101,222	1,561	1,561	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,218	113	113	Subsidiary (Note 5)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2023

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2023			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2023	December 31, 2022	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	$173,649	$173,649	5,700	100	$162,495	$727	$1,445	Subsidiary (Note 5)
	TestPro Investment Co., Ltd.	Taiwan	Investment	135,000	135,000	13,500	100	64,030	(35,024)	(34,392)	Subsidiary (Note 5)
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd	Taiwan	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	108,500	108,500	10,850	54	57,607	(64,672)	(35,085)	Subsidiary (Note 5)
Prime Asia Investments Group, Ltd.	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	167,441	7,632	7,632	Subsidiary (Note 5)
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	—	2,060,467	—	—	—	—	—	Subsidiary (Notes 5 and 7)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	14,574	1,117	925	Subsidiary (Note 5)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	—	21,354	—	—	—	(4,081)	(4,236)	Subsidiary (Notes 5 and 8)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	4,418	100	49,250	3,440	3,440	Subsidiary (Note 5)
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd.	Taiwan	Life insurance services	—	29,500	—	—	—	(2,013)	(2,013)	Subsidiary (Notes 5 and 9)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,715	49	42,637	10,371	5,126	Associate
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.	Samoa	Investment	—	24,806	—	—	—	1,178	1,178	Subsidiary (Notes 5 and 10)
	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,610	55,569	5,067	100	76,253	(4,340)	(4,341)	Subsidiary (Note 5)
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited	Hong Kong	Investment and engaging in technical consulting service	—	24,336	—	—	—	24	24	Subsidiary (Notes 5 and 11)
CHT Security Co., Ltd.	Baohwa Trust Co., Ltd.	Taiwan	VR integration and AIoT security services	20,000	20,000	2,000	25	10,317	(21,828)	(8,230)	Associate

Note 1:	The amounts were based on audited financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 6.

Note 5:	The amount was eliminated upon consolidation.

Note 6:	SIS completed its liquidation in September 2023.

Note 7:	SIHK completed its liquidation in July 2023.

Note 8:	Youyi completed its liquidation in November 2023.

Note 9:	The merger between SENYOUNG and Senaolife was completed on May 1, 2023, the merger completion date, with SENYOUNG being the surviving company.

Note 10:	IESA completed its liquidation in September 2023.

Note 11:	IEHK completed its liquidation in June 2023.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENTS IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2023

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2023	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2023	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2023	Accumulated Inward Remittance of Earnings as of December 31, 2023	Note
					Outflow	Inflow
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	$955,838	2	$955,838	$—	$34,279	$921,559	$—	100	$—	$—	$—	Notes 7 and 10
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	—	100	—	—	—	Notes 8 and 10
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 9 and 10
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(1,026)	100	(1,026)	8,070	—	Note 10
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	119,199	—	—	119,199	1,649	100	1,649	161,792	—	Note 10
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	946	49	464	9,349	5,418	Note 10

(Continued)

Investee	Accumulated Investment in Mainland China as of December 31, 2023	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Chunghwa Telecom Co., Ltd. (Note 3)	$319,233	$319,233	$236,942,604
SENAO and its subsidiaries (Note 4)	921,559	2,013,579	3,855,121
Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries (Note 5)	170,432	216,185	4,544,114
CHIEF Telecom Inc. and its subsidiaries (Note 6)	4,973	4,973	2,169,180

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s audited financial statements.

Note 3:	Chunghwa Telecom Co., Ltd. was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 4:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 5:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd.

Note 6:	CHIEF Telecom Inc. and its subsidiaries were calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	Senao International Trading (Shanghai) Co., Ltd. completed its liquidation in April 2021.

Note 8:	Chunghwa Telecom (China) Co., Ltd. completed its liquidation in October 2022.

Note 9:	Jiangsu Zhenhua Information Technology Company, LLC. completed its liquidation in December 2018.

Note 10:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2023

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2023	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$200,422	—	—
					Accrued custodial receipts	168,740	—	—
					Accounts payable	892,561	—	—
					Amounts collected for others	124,033	—	—
					Revenues	4,419,423	—	2
					Operating costs and expenses	889,054	—	—
			CHIEF Telecom Inc.	a	Revenues	483,027	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts payable	703,045	—	—
					Operating costs and expenses	1,326,333	—	1
					Property, plant and equipment	824,649	—	—
			Chunghwa Telecom Global Inc.	a	Revenues	168,479	—	—
					Operating costs and expenses	316,708	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts payable	130,971		—
					Revenues	171,988	—	—
					Operating costs and expenses	537,297	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	1,241,480	—	—
					Revenues	213,294	—	—
					Operating costs and expenses	7,161,736	—	3
					Property, plant and equipment	146,325	—	—
			CHT Security Co., Ltd.	a	Accounts receivable	101,083	—	—
					Operating costs and expenses	391,537	—	—
			International Integrated Systems, Inc.	a	Accounts receivable	144,623	—	—
					Operating costs and expenses	519,807	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts payable	198,429	—	—
					Operating costs and expenses	200,142	—	—
			Aval Technologies Co., Ltd.	a	Operating costs and expenses	437,814	—	—
			CHYP Multimedia Marketing & Communications Co., Ltd.	a	Operating costs and expenses	188,904	—	—
			Senyoung Insurance Agent Co., Ltd.	a	Revenues	144,448	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of December 31, 2023, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the year ended December 31, 2023.

Note 5:	The amount was eliminated upon consolidation.

TABLE 9

CHUNGHWA TELECOM CO., LTD.

INFORMATION OF MAJOR STOCKHOLDERS

DECEMBER 31, 2023

	Shares

Name of Major Stockholders	Number of Shares	Percentage of Ownership (%)
Ministry of Transportation and Communications	2,737,718,976	35.29

Note:

This table presents information provided by the Taiwan Depository & Clearing Corporation on stockholders holding greater than 5% of Chunghwa’s dematerialized securities that have completed the process of registration and delivery by book-entry transfer as of the last business day for the current quarter.